UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2009

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ☐

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) as of and for the six months ended June 30, 2008 and 2009.

Mexican Financial Reporting Standards (“Mexican FRS”) requires that financial information starting from January 1, 2008 be presented in adjusted nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader.

Some amounts in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Alestra” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us and the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico, the United States and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data, internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. See Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements as of June 30, 2009 and for the six months ended June 30, 2008 and 2009 and the notes thereto contained elsewhere herein.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Revenues

Total revenue during the six months ended June 30, 2009 was Ps. 2,372.9 million, a 4.6%, or Ps. 104.1 million, increase from the Ps. 2,268.9 million generated in the same period of 2008. This increase was primarily the result of higher revenues from data, internet and local services, which offset the decrease in revenues from long distance services.

Data, Internet and Local Services. During the six months ended June 30, 2009, data, internet and local service revenues reached Ps. 1,623.9 million, a 14.7%, or Ps. 207.6 million, increase from the Ps. 1,416.3 million recorded during the same period of 2008. Growth of data, internet and local services revenues was particularly strong in direct access and internet-related services such as internet-dedicated and virtual private network (“VPN”) services. Our data, internet and local service segment represented 68.4% of our total revenues during the six months ended June 30, 2009, compared to 62.4% during the same period in 2008.

Long Distance Services. Revenues derived from our long distance services for the six months ended June 30, 2009 were Ps. 749.1 million, a 12.1%, or Ps. 103.5 million, decrease from the Ps. 852.6 million recorded in the same period of 2008. The decrease in long distance revenues was primarily due to lower traffic. The average long distance revenue per minute increased 10.2% to Ps. 0.70 for the six months ended June 30, 2009 from Ps. 0.63 recorded during the six months ended June 30, 2008 resulting in a more profitable mix of traffic. Total volume of minutes handled decreased 20.3% to 1,073 million in the six months ended June 30, 2009 from 1,346 million minutes for the same period in 2008. The reduction in volume is primarily attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 31.6% of our total revenues during the six months ended June 30, 2009 compared to 37.6% during the same period of 2008.

Cost of Services (excluding depreciation)

Cost of services consists primarily of:

•	Interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”);

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	Fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 4.2%, or Ps. 36.2 million, to Ps. 895.4 million for the six months ended June 30, 2009 from Ps. 859.2 million recorded during the six months ended June 30, 2008. The increase in cost of services was primarily the result of a 6.5% increase of data, internet and local services costs to Ps. 388.9 million for the six months ended June 30, 2009 from Ps. 365.1 million recorded during the same period of 2008, and a 2.5% increase in long distance services costs to Ps. 506.6 million for the six months ended June 30, 2009 from Ps. 494.1 million recorded during the same period of 2008. Our cost of data, internet and local services during the six months ended June 30, 2009 increased primarily as a result of higher volume. Our cost of long distance services increased primarily due to an increase in resale costs as a result of higher off-net traffic.

Gross Profit

Gross profit (defined as revenues minus cost of services (excluding depreciation)) for the six months ended June 30, 2009 increased 4.8%, or Ps. 67.9 million, to Ps. 1,477.5 million from Ps. 1,409.6 million in the same period in 2008.

Our gross profit increased primarily as a result of higher data, internet and local services gross profit, which fully offset the decrease in the long distance services gross profit. Our data, internet and local services gross profit increased 17.5%, or Ps. 183.8 million, to Ps. 1,235.0 million in the six months ended June 30, 2009 from Ps. 1,051.2 million recorded in the same period of 2008, while our long distance services gross profit decreased 32.3%, or Ps. 115.9 million, to Ps. 242.6 million in the six months ended June 30, 2009 from Ps. 358.5 million recorded in the same period of 2008.

Our gross margin (defined as gross profit as a percentage of total revenues) was 62.3% in the six months ended June 30, 2009 as compared to 62.1% reported in the same period in 2008.

Administration, Selling and Other Operating Expenses

Administration, selling and other operating expenses decreased 4.3%, or Ps. 33.6 million, to Ps. 744.1 million in the six months ended June 30, 2009 from Ps. 777.7 million recorded in the same period in 2008 primarily as a result of lower personnel expenses due to the reorganization of our consumer segment at the end of 2008 and lower marketing expenses. For the six months ended June 30, 2009 and June 30, 2008, administration, selling and other operating expenses represented 31.4% and 34.3% of total revenues, respectively.

Depreciation and Amortization

Depreciation and amortization increased 16.3%, or Ps. 59.6 million, to Ps. 425.9 million in the six months ended June 30, 2009, from Ps. 366.3 million for the same period of 2008. This increase was primarily due to higher fixed assets as a result of an increase in capital expenditures during the last quarter of 2008 and the first half of 2009.

Operating Income

Operating income increased 15.7%, or Ps. 41.8 million, to Ps. 307.5 million in the six months ended June 30, 2009, from Ps. 265.7 million recorded in the six months ended June 30, 2008. This increase was primarily due to a Ps. 67.9 million increase in gross profit, coupled with a Ps. 33.6 million decrease in administration, selling and other operating expenses compared to the amounts recorded in the same period of 2008.

Comprehensive Financial Result

During the six months ended June 30, 2009, our comprehensive financial loss was Ps. 77.1 million, compared to a Ps. 52.6 million loss reported during the same period in 2008. The following table sets forth our comprehensive financial results for the periods under review:

	Six months ended June 30,
	(in millions of nominal Pesos)
	2008 (unaudited)		2009 (unaudited)
Interest expense	Ps	(129.6)	Ps	(144.6)
Interest income		12.2		5.4
Exchange gain, net		142.6		67.6
Effect of derivative financial instruments		(77.8)		(5.5)

Comprehensive financial result, net	Ps	(52.6)	Ps	(77.1)

Despite a Ps. 183.5 million decrease of our total indebtedness (see “—Liquidity” below) our interest expense increased by Ps. 15.0 million to Ps. 144.6 million in the six months ended June 30, 2009, from Ps. 129.6 million in the same period of the previous year. This increase was primarily due to a 28.4% depreciation of the Peso against the U.S. dollar from June 30, 2008 to June 30, 2009, given that all of our debt is U.S. dollar denominated.

Interest income decreased to Ps. 5.4 million in the six months ended June 30, 2009, from Ps. 12.2 million recorded in the comparable period of 2008, primarily due to a lower average cash balance during the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, coupled with a lower average interest rate as compared to the same period of 2008.

Exchange gain for the six months ended June 30, 2009 was Ps. 67.6 million compared to an exchange gain of Ps. 142.6 million recorded during the same period of 2008. We record an exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceed our U.S. dollar-denominated monetary assets for the six months ended June 30, 2008 and 2009. We recorded a foreign exchange gain during the six months ended June 30, 2009 due to a 2.5% appreciation of the Peso against the U.S. dollar, compared to a 5.4% appreciation in the same period of 2008. The decrease in exchange gain was a result of a reduction in U.S. dollar denominated monetary liabilities and a lower appreciation of the Peso against the U.S. dollar described above.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In the past years, we have considered alternatives for managing this risk, including, for example, the use of hedging instruments to minimize the impact of Peso/U.S. dollar exchange rate fluctuation on our cash flow.

As of the date of this report, we do not have any derivative instruments. We had a settlement of forward contracts in an amount of US$ 1.6 million in both January 2009 and February 2009. The effect of those derivative instruments was negative and amounted to Ps. 2.2 million. In addition, We have a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For the six months ended June 30, 2009, the effect of this embedded derivative was negative and amounted to Ps. 3.3 million, this contract is evaluated on a monthly basis.

Income, Asset Taxes and IETU

We and our subsidiary, Servicios Alestra, are required to pay income tax or asset tax (until December 2007) separately. In 2008, the asset tax was replaced by the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”). In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. As a result, the Company determined that it will be subject to income tax rather than IETU. For the six months ended June 30, 2009, we recorded our income tax provision using an income tax effective rate of 21% compared to an income tax effective rate of 26% for the six months ended June 30, 2008. This decrease is primarily due to a decrease of non-deductible expenses and the inflation effects for tax purposes of fixed assets.

IETU

For 2009, our current income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation with respect to the accounting effects of the IETU published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) on December 21, 2007, and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes at June 30, 2009.

Net Income

For the six months ended June 30, 2009, we recorded a net income of Ps. 185.8 million compared to a net income of Ps. 157.9 million during the same period of 2008. This was primarily due to higher gross profit, as explained above, coupled with lower administration, selling and other operating expenses during the six months ended June 30, 2009, as compared to the same period of 2008.

Liquidity

As of December 31, 2008 and June 30, 2009 we had Ps. 202.8 million and Ps. 245.7 million of cash available, respectively. Our cash balance consists of cash and temporary investments with original maturities of three months or less. Our cash balance increased Ps. 42.9 million from December 31, 2008 to June 30, 2009 primarily as a result of financial leasing and vendor facilities obtained in an amount of US$ 14.2 million from December 31, 2008 to June 30, 2009.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of June 30, 2009, we had cash of Ps. 17.3 million and temporary investments of Ps. 228.4 million, of which Ps. 163.4 million were in Peso-denominated instruments and Ps. 65.0 million in U.S. dollar-denominated instruments. In addition, we have a temporary investment of US$ 12.2 million in our senior notes due 2010. This investment in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes outstanding. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of June 30, 2009 and December 31, 2008, our ratio of current assets to current liabilities was 0.25x and 0.58x, respectively. Our ratio of current assets to current liabilities as of June 30, 2009 assumes that our 8% senior notes due 2010 will remain outstanding and includes the required amortization of these notes that will be payable on December 30, 2009 and on June 30, 2010, as well as our bank facility that will mature in September 2009. The consolidated financial statements as of June 30, 2009 present the senior notes due 2010 as a current liability. We plan to refinance the senior notes due 2010 by purchasing in a tender offer and/or redeeming the notes with the net proceeds of a new debt offering prior to the senior notes becoming due and payable.

	As of December 31, 2008			As of June 30, 2009 (unaudited)
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	202.8		Ps.	245.7
Current ratios (times)		0.58	x		0.25	x

Net debt as of June 30, 2009 decreased US$ 12.4 million to US$ 208.0 million from US$ 220.4 million as of December 31, 2008. The reduction of net debt is primarily the result of the corresponding principal amortization of our indebtedness with internally-generated funds and other financing facilities. Our indebtedness reduction included the principal amortization of our 8% senior notes due 2010 in the amount of US$ 19.8 million on June 30, 2009.

Capital expenditures during the six months ended June 30, 2009 amounted to Ps 384.3 million, Ps. 86.7 million higher than the Ps. 297.6 million invested in the same period of 2008. Our capital expenditure program includes investments to expand our network, to provide new services and to extend our network to customers’ premises, commonly referred to as the last-mile access. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of December 31, 2008 and June 30, 2009, total debt was as follows:

	As of December 31, 2008		As of June 30, 2009 (unaudited)
	(in millions of nominal Pesos)
Short-term debt:	Ps	650.3	Ps	2,719.1
Long-term debt:		2,524.1		271.8

Total debt	Ps	3,174.4	Ps	2,990.9

As of June 30, 2009, we had outstanding US$ 193.2 million aggregate principal amount of our 8.0% senior notes due 2010, which provide for semi-annual interest payments in cash in arrears on June 30 and December 30 of each year. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30.

On September 10, 2008, we obtained a bank facility with Comerica Bank in an amount of US$ 15.0 million. The facility has a variable interest rate of 1 month LIBOR plus 1.75%. Interest payments are payable each month, with the principal due at maturity on September 10, 2009. The funds of this new bank facility together with internally generated funds were used to prepay the US$ 23.1 million debt outstanding under our previous bank facility with Deutsche Bank.

As of June 30, 2009, we had a loan facility with Cisco Systems Capital Corporation with an outstanding balance of US$ 16.4 million and final maturities of the loan tranches on August 7, 2011, October 28, 2011 and June 15, 2012, respectively.

As of June 30, 2009, we had a loan facility with Hewlett-Packard Operations México S. de R.L. de C.V. with an outstanding balance of US$ 14.1 million and final maturities of the loan tranches on October 31, 2012, February 28, 2013 and April 30, 2013, respectively.

ITEM 2.	EXPLANATORY NOTE REGARDING REVISED FINANCIAL INFORMATION.

Exhibit A hereto contains our revised audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008. The consolidated financial statements in this exhibit supersede the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2008 (our “Annual Report”).

The revisions relate to a subsequent event paragraph in relation to debt payments due in 2010 and updated basis of presentation disclosures. The Report of Independent Registered Public Accounting Firm has been updated to include an emphasis paragraph related to the Company’s basis of presentation and subsequent events. These revisions are due to the Company’s revision of its financial statements in connection with a private offering of debt securities in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933.

The Company has also revised the following amounts in our Annual Report forepart as the original amounts were reported in error. The revised amounts are as follows:

•

In Item 3A. “Selected Financial Data”, U.S. GAAP comprehensive financial result for 2007 and 2008 were Ps. 87 million and Ps. 713 million, respectively. The revised U.S. GAAP comprehensive financial results for 2007 and 2008 are Ps. 63 million and Ps. (718) million respectively.

•

In Item 3A. “Selected Financial Data” and in Item 5B. “Liquidity and Capital Resources”, Mexican FRS cash flow from operating activities for 2008 was Ps. 1,310 million. The revised Mexican FRS cash flow from operating activities for 2008 is Ps. 1,283 million.

•

In Item 4A. “History and Development of the Company” (on page 12 of our Annual Report), the U.S. GAAP net loss for 2008 was Ps. 185.6 million. The revised U.S. GAAP net loss for 2008 is Ps. 227.1 million.

•

In Item 5A. “Operating results” under “Income and IETU” (on page 38 of our Annual Report), the tax loss carry forward for 2008 was Ps. 1,155.6 million, which was presented on a gross basis. This figure should have been presented on a net basis, and, as a result, the revised net tax loss carry forward for 2008 is Ps. 323.6 million.

Other than those revisions identified above, no items of our Annual Report are being revised by this filing. Information in our Annual Report is generally stated as of December 31, 2008, and this filing does not reflect any subsequent information or events other than Note 19 which was included within this 6-K. The financial information in this 6-K should be read in conjunction with our Annual Report.

The following pages contain the revised amounts to our Annual Report described above.

The revised amounts to our Annual Report are as follows:

ITEM 3A.	SELECTED FINANCIAL DATA

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects” and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2004 (1)	2005 (1)	2006 (1)	2007 (1)	2008 (2)
STATEMENT OF OPERATION
Mexican FRS:
Revenues:
Long distance services	3,627	2,327	2,189	2,415	1,722
Data, internet and local services	1,803	2,068	2,346	2,641	2,950

Total	5,430	4,395	4,536	5,056	4,673
Cost of services (excluding depreciation):
Long distance services	(2,192)	(1,139)	(1,120)	(1,460)	(1,042)
Data, internet and local services	(426)	(523)	(608)	(758)	(747)
Total	(2,618)	(1,663)	(1,729)	(2,218)	(1,789)
Administration, selling and other operating expenses	(1,591)	(1,526)	(1,536)	(1,513)	(1,552)
Depreciation and amortization	(1,019)	(1,016)	(1,084)	(870)	(757)
Operating (loss) income	202	191	187	455	575
Comprehensive financial result (3)	(260)	(116)	(292)	(180)	(944)
Other (expenses) income	(31)	(19)	(15)	1	(50)
Asset tax	(4)	(3)	(3)	(3)	—
Income tax	—	—	—	—	(45)
Deferred income tax	—	—	—	(86)	80
Net (loss) income	(93)	52	(124)	188	(384)
U.S. GAAP: (4)
Revenues:	5,431	4,395	4,536	5,056	4,673
Cost of services (excluding depreciation):	(2,619)	(1,663)	(1,729)	(2,218)	(1,789)
Depreciation and amortization	(875)	(893)	(977)	(945)	(895)
Operating income	347	292	294	379	447
Comprehensive financial result	35	188	(2)	63	(718)
Net income (loss)	342	461	301	299	(227)
BALANCE SHEET
Mexican FRS:
Cash and cash equivalents	708	993	745	283	203
Trade receivables, net	403	382	406	472	516
Property and equipment, net	6,297	5,657	5,243	5,133	5,169
Other assets	1,226	1,076	864	656	453

Total assets	8,634	8,108	7,258	6,544	6,341
Senior notes	4,866	4,408	3,211	2,581	2,701
Bank loans, notes payable and capital leases	72	84	608	393	473

Total debt	4,938	4,492	3,818	2,974	3,174
Accounts payable	560	762	587	399	521
Other payables (9)	384	310	460	487	423
Deferred income taxes	—	—	—	86	6
Total liabilities	5,882	5,563	4,866	3,946	4,125
Contributed capital	1,395	1,395	1,395	1,395	1,395
Retained earnings	1,357	1,152	997	1,203	821

Total stockholders’ equity	2,752	2,546	2,393	2,598	2,217

	As of and for the year ended December 31,
	2004 (1)	2005 (1)	2006 (1)	2007 (1)	2008 (2)
U.S. GAAP: (4)
Property and equipment, net	6,575	6,122	5,586	5,319	5,220
Total assets	8,401	8,237	7,597	6,800	6,346
Total stockholders’ equity	1,023	1,481	1,779	2,075	1,852
CASH FLOW DATA:
Resources (used in) provided by (5)
Mexican FRS:
Operating activities	1,022	1,122	1,065	997	1,283
Investing activities	(447)	(360)	(640)	(615)	(834)
Financing activities	(351)	(476)	(673)	(844)	(722)
U.S. GAAP: (4)
Operating activities	637	804	1,006	839	1,077
Investing activities	(355)	(435)	(769)	(573)	(697)
Financing activities	(77)	(105)	(447)	(701)	(461)
OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican FRS)	469	368	482	600	793
Minutes of traffic, domestic long distance	1,479	1,628	1,994	1,879	1,760
Minutes of traffic, international long distance	2,060	2,362	2,197	1,392	862
Employees (6)	1,952	1,933	1,899	1,902	1,766
Residential lines (7)	400	371	327	285	173
Business lines (7)	80	68	65	77	78

(1)	Information as of December 31, 2007 and for prior years are expressed in millions of Pesos with purchasing power as of December 31, 2007.
(2)	Information for 2008 is expressed in millions of adjusted nominal Pesos.
(3)	Includes interest expense, interest income, net exchange gain (loss), effect of derivative instruments and net gain from monetary position.
(4)	See Note 18 to our year-end financial statements.
(5)	Up through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Therefore management has included the new statement of cash flow for the year ended December 31, 2008. See note 2 to the consolidated financial statements for further details regarding this change. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008 information is not directly comparable to 2007 and prior years. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years.
(6)	Actual number of employees, not in millions.
(7)	In thousands (not millions).
(8)	In accordance with Mexican FRS as required by NIF B-3 and the Interpretation of Financial Information Standard (Interpretación a las Normas de Información Financiera or “INIF”) 4 “ Presentation of Employee Statutory Profit-Sharing in the Income Statement”, beginning on January 1, 2007, employee statutory profit-sharing and special items are presented in other income (expenses), net. For comparability purposes, the financial information for the years ended December 31, 2007, 2006 and 2005 in the table above also reflects statutory employee profit sharing and special item in other income (expenses), net.
(9)

On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee benefits” became effective. This standard require, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Until December 31, 2007, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees.

ITEM 4A.	INFORMATION ON THE COMPANY.

History and development of the company

Our revenues were Ps. 4,535.6 million in 2006, Ps. 5,056.0 million in 2007 and Ps. 4,672.5 million in 2008. Under Mexican FRS, we had a net loss of Ps. 123.7 million in 2006, a net income of Ps. 188.0 million in 2007 and a net loss of Ps. 384.3 million in 2008. Under U.S. GAAP, we had a net income of Ps. 300.6 million in 2006, a net income of Ps. 299.0 million in 2007 and a net loss of Ps. (227.1) million in 2008.

ITEM 5A.	OPERATING RESULTS.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are each responsible separately to pay the higher of the income tax or IETU, which are computed separately for each entity. Based on the projections prepared by our management relative to our projected tax results in future years, we have determined that we will be subject to income tax rather than IETU. Our projections assume the following:

a) we will not exercise the option to apply the immediate deduction on investments in 2009; and

b) we will not amortize the tax loss carry forward in an amount of Ps 323.6 million in 2009 and 2010.

Hence, a reserve has been created for this amount. As a result, a deferred income tax provision has been included in our income statement for 2008.

ITEM 5B.	LIQUIDITY AND CAPITAL RESOURCES

Current Liquidity

In 2008 our operating activities provided cash flow in an amount of Ps. 1,282.9 million. We also incurred in Ps. 414.7 million of new debt throughout the year. These resources were primarily use to:

•	The acquisition of property and equipment in an amount of Ps. 788.2 million;

•	The payment of Ps. 482.4 million of the corresponding debt amortization of our senior notes due 2010 and Ps. 392.9 million payment of other debt and bank loans; and

•	Interest payment corresponding to our then outstanding debt in an amount of Ps. 261.7 million.

ITEM 3.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2009

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	December 31, 2008		Unaudited June 30, 2009
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	202,805	Ps	245,671
Trade receivables, net		516,173		531,444
Due from affiliates and other related parties		54,297		30,232
Other receivables		70,493		45,511
Prepaid expenses		22,694		84,360
Other current assets		1,923		830

Total current assets		868,385		938,048
Property and equipment, net		5,169,181		5,133,355
Deferred income tax		—		129,946
Deferred charges and other assets, net		303,845		272,758

Total assets	Ps	6,341,411	Ps	6,474,107

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers	Ps	154,501	Ps	330,448
Other suppliers		354,809		171,558
Senior notes		363,142		2,389,451
Bank loans, notes payable and capital leases		287,120		329,595
Due to affiliates and other related parties		11,918		11,223
Income tax payable		—		139,307
Other accounts payable and accrued expenses		317,225		323,328

Total current liabilities		1,488,715		3,694,910

LONG-TERM LIABILITIES:
Senior notes		2,337,925		—
Bank loans, notes payable and capital leases		186,202		271,827
Deferred income tax		6,020		—
Estimated liabilities for seniority premiums and pension plans		105,704		104,257

Total liabilities		4,124,566		4,070,994

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		821,873		1,008,141

Total majority interest		2,216,844		2,403,112

Total minority interest		1		1

Total stockholders’ equity		2,216,845		2,403,113

CONTINGENCIES		—		—

Total liabilities and stockholders’ equity	Ps	6,341,411	Ps	6,474,107

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Six months ended June 30,
	2008		2009
REVENUES
Long distance services	Ps	852,589	Ps	749,077
Data, internet and local services		1,416,273		1,623,868

		2,268,862		2,372,945

OPERATING EXPENSES :
Cost of services (excluding depreciation):
Long distance services		(494,110)		(506,530)
Data, internet and local services		(365,102)		(388,907)

		(859,212)		(895,437)

Administration, selling and other operating expenses		(777,711)		(744,139)
Depreciation and amortization		(366,288)		(425,914)

Operating income		265,651		307,455

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(129,547)		(144,561)
Interest income		12,226		5,442
Exchange gain		142,606		67,582
Effect of derivative financial instruments		(77,817)		(5,522)

		(52,532)		(77,059)

OTHER (EXPENSE) INCOME, NET		(641)		644

Income before income tax		212,478		231,040
Income tax		(54,612)		(45,259)

Net income	Ps	157,866	Ps	185,781

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Six months ended June 30,
	2008		2009
Operation activities:
Income before income tax	Ps	212,478	Ps	231,040
Items relating to investing activities:
Depreciation and amortization		366,288		425,914
Interest income		(12,226)		(5,442)
Loss on derivative financial instruments		77,817		5,522
Other, net		2,297		1,854
Items relating to financing activities:
Interest expense		142,493		148,065
Exchange gain		(142,606)		(67,582)
Other, net		6,428		(3,053)

Subtotal		652,969		736,318
Decrease in accounts receivable and other current assets		(52,493)		(42,321)
(Decrease) increase in suppliers, accounts payable and other current liabilities		3,930		132,856
Payments relating to settlement of derivative financial instruments		(28,637)		(2,241)
Income tax paid		(3,732)		(36,049)

Cash flows provided by operating activities		572,037		788,563

Investing activities:
Interest received		12,144		5,198
Acquisition of property and equipment		(228,165)		(332,444)
Acquisition of deferred charges and other assets		(32,589)		(40,996)

Cash flows used in investing activities		(248,610)		(368,242)

Excess in cash to be applied in financing activities		323,427		420,321

Financing activities:
Increase in bank loans and notes payable		—		201,630
Payment of senior notes		(203,556)		(257,200)
Interest paid		(119,502)		(132,954)
Payment of debt and bank loans		(93,715)		(176,361)

Cash flows used in financing activities		(416,773)		(364,885)

Decrease in net cash and cash equivalents		(93,346)		55,436
Adjustments to cash flow as a result of changes in exchange rates		9,733		(12,570)
Cash, cash equivalents and restricted cash at beginning of year		449,075		202,805

Total cash and cash equivalents at end of the period	Ps	365,462	Ps	245,671

Cash, cash equivalents and restricted cash at end of year is integrated by:
Cash and cash equivalents	Ps	207,306	Ps	245,671

Restricted Cash	Ps	158,156	Ps	—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T, Inc. (49%).

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V., which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are, collectively, referred to as the “Company”.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico and offering long distance telephone services and data, internet and local services.

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The interim condensed consolidated financial statements of Alestra have been prepared in accordance with Financial Reporting Standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”). A reconciliation of differences between Mexican FRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 12.

The condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps.”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS and U.S. GAAP.

The information included in the interim condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2008.

The condensed consolidated interim financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

b.	Estimates

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, deferred income tax, provisions and employees benefits.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

c.	Recognition of the effects of inflation

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not considered an inflationary environment, since there has been a cumulative inflation below 26% in the last six years (established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company was required to discontinue the recognition of the inflation effects in the financial information. Consequently, the financial statements as of June 30, 2008 and 2009 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

d.	New adopted standards

As of January 1, 2009, the Company adopted the following standards, which did not have a material impact on the financial results of the Company:

NIF B-7, “Business acquisitions”, which establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the minority interest and other items that may arise in them, such as goodwill.

NIF B-8, “Consolidated and combined financial statements”, which establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

NIF C-7, “Investments in associated companies and other permanent investments”, which sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

NIF C-8, “Intangible assets”, which sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

NIF D-8, “Share-based payments”, which stipulates the standards for the recognition of share-based payments in the financial information. This Mexican FRS leaves the supplemental application in Mexico of the IFRS 2 Shared based payments issued by the CINIF without effect.

e.	Reclassifications

Certain reclassifications of amounts previously reported have been made to the condensed consolidated statement of cash flow for the six months ended June 30, 2008 to maintain consistency and comparability between periods presented, as shown below:

	Originally reported		Reclassifications		June 30, 2008
Cash flow provided by operating activities	Ps	592,463	Ps	(20,426)	Ps	572,037
Cash flow used in investing activities		(370,945)		122,335		(248,610)
Cash flow used in financing activities		(297,271)		(119,502)		(416,773)
Adjustments resulting of changes in exchange rates		—		9,733		9,733
Cash and cash equivalents at beginning of year		283,059		166,016		449,075

Cash and cash equivalents at end of the year	Ps	207,306	Ps	158,156	Ps	365,462

These reclassifications did not have any impact in the financial statements as of December 31, 2008. Reclassifications to cash and cash equivalents at beginning and end of the year were made to include restricted cash as part of cash and cash equivalents.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2008 and June 30, 2009, property and equipment net, consists of the following:

	2008		2009
Buildings	Ps	143,539	Ps	147,087
Furniture, fixtures and other		264,323		264,352
Hardware equipment		368,261		386,313
Transportation equipment		24,893		25,668
Telephone network		9,271,870		9,562,855
Billing and customer care software		524,141		524,141

		10,597,027		10,910,416
Accumulated depreciation and amortization		(5,829,521)		(6,211,005)

		4,767,506		4,699,411
Land		165,194		165,194
Constructions in progress		236,481		268,750

Total	Ps	5,169,181	Ps	5,133,355

Amortization of billing and customer care software charged to income amounted to Ps33,817 and Ps34,502 for the periods ended June 30, 2008 and 2009, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps301,891 and Ps346,982 for the periods ended June 30, 2008 and 2009, respectively.

4. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2008 and June 30, 2009, bank loans, notes payable and capital leases consist of the following:

	2008		2009
Bank loan obtained from Comerica Bank for an amount of US$15 million at an annual rate plus Libor of 1.75 points due in September 2009 (1)	Ps	203,075	Ps	198,034
Promissory notes to Cisco Systems Capital Corporation for an amount of US$19.5 million. As of June 30, 2009 amount due was US$16.4 million (2)		166,335		216,982
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$15.7 million. As of June 30, 2009 amount due was US$13.4 million (3)		102,084		186,406
Capital lease contract with CSI Leasing México, S. de R. L for telecommunications equipment. As of December 31, 2008 and June 30, 2009, the amounts due were US$135 thousand and $0, respectively (4)		1,828		—

		473,322		601,422
Current portion of bank loans, notes payable and capital leases		(287,120)		(329,595)

Long term debt	Ps	186,202	Ps	271,827

(Footnotes on next page)

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

(1)	On August 6, 2008, the Company contracted a loan with Comerica Bank (“Comerica”) for US$15 million bearing interest at 1 month LIBOR rate plus 1.75%. Interest payments are payable each month, with the principal due at maturity on September 10, 2009.

(2)	In order to acquire goods with Cisco Systems on September 7, 2008, a promissory note was issued in the amount of US$6.3 million. This agreement is effective for 36 months with monthly payments of US$.19 million concluding on August 7, 2011, and the annual interest rate is 5.67%. On October 29, 2008, a second promissory note was signed for an amount of US$7.0 million with an annual interest rate of 5.67% effective for 36 monthly payments of US$.21 million and a maturity on October 28, 2011. Furthermore, a third promissory note was signed on June 15, 2009 for an amount of US$6.2 million, annual interest rate of 5.67% effective for 36 months with monthly payments of US$.19 million and maturity on June 15, 2012.

(3)	On October 1, 2008, the company signed a promissory note with Hewlett Packard Operations de México, S. de R.L. de C.V. (“HP”), for the acquisition of goods for US$3.2 million, the payment will be made on a monthly basis in 48 installments of US$.075 million at an annual interest rate of 6.90%. On October 27, 2008, a second agreement was signed in the amount of US$4.6 million, for the acquisition of goods; it will be paid in 48 monthly and consecutive installments of US$.11 million at an annual interest rate of 7.082%. Two more promissory notes for the acquisition of goods of US$4.9 million and US$3.0 million were signed with HP on March 12, 2009 and April 21, 2009, respectively, a maturity date of 48 months with monthly and consecutive payments of US$.12 million at an annual interest rate of 6.68% and US$.073 million at an annual interest rate of 6.70%.

(4)	The Company entered into a capital lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”) to acquire telecommunications and computer equipment which is denominated in U. S. dollars. At December 31, 2008 and June 30, 2009 it amounts to Ps1,828 (US$135 thousand) and $0, respectively, and beared interest at a 7.9%. This capital lease was payable in 36 equal monthly payments of Ps445 (US$35 thousand) each, and matured on April 2009.

5. SENIOR NOTES

As of December 31, 2008 and June 30, 2009, the 8% senior notes due 2010 consist of the following:

	2008		2009
Senior notes	Ps	2,701,067	Ps	2,389,451
Current portion of senior notes		(363,142)		(2,389,451)

Long-term senior notes	Ps	2,337,925	Ps	—

As of December 31, 2008 and June 30, 2009, the nominal value of the senior notes acquired by the Company amounted to Ps191,905 (US$14.2 million) and Ps 163,059 (US$12.4 million), respectively.

Senior notes acquired as of June 30, 2008 and 2009 are shown in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps5,938 and Ps7,566 as of June 30, 2008 and 2009 has been presented net of the financial expense caption in the statements of operation.

The senior notes contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of June 30, 2009 and the date of issuance of these financial statements, the Company was in compliance with all required covenants.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

6. EMPLOYEES’ BENEFITS

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pension Plan				Seniority Premium				Indemnities				Other retirement benefits
	June 30,				June 30,				June 30,				June 30,				Total
	2008		2009		2008		2009		2008		2009		2008		2009		2008		2009
Net cost of the period:
Labor cost of the current service	Ps	1,000	Ps	986	Ps	64	Ps	68	Ps	1,392	Ps	1,486	Ps	21	Ps	12	Ps	2,477	Ps	2,552
Financial cost		3,340		3,037		48		56		1,080		1,281		60		34		4,528		4,408
Net actuarial earning or loss		—		—		72		65		1,704		—		—		—		1,776		65
Labor cost of past service		(152)		(457)		22		20		1,600		1,656		56		249		1,527		1,468

Total	Ps	4,188	Ps	3,566	Ps	206	Ps	209	Ps	5,776	Ps	4,423	Ps	137	Ps	295	Ps	10,308	Ps	8,493

7. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies, accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the bank loans, notes payable, derivative instruments and senior notes at December 31, 2008 and June 30, 2009 are as follows:

Periods ended	Carrying amount		Fair value		Differences
December 31, 2008
Bank loans and notes payable	Ps	471,494	Ps	439,127	Ps	32,367
Senior notes		2,701,067		2,339,618		361,449
Derivative instruments - asset		(489)		(489)		—

	Ps	3,172,072	Ps	2,778,256	Ps	393,816

June 30, 2009
Bank loans and notes payable	Ps	601,422	Ps	553,239	Ps	48,183
Senior notes		2,389,451		2,286,656		102,795
Embedded derivatives - liability		3,246		3,246		—

	Ps	2,994,119	Ps	2,843,141	Ps	150,978

8. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Six months ended June 30,
	2008		2009
Income before income tax	Ps	212,478	Ps	231,040
Income tax at statutory rate (28%)		(59,494)		(64,691)
Add (deduct) effect of income tax on:
CFR differences		(6,888)		(7,167)
Effect of valuation of tax losses and other permanent items		11,770		26,599

Total provision of income tax charged to income	Ps	(54,612)	Ps	(45,259)

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

For the six months ended June 30, 2009, the company recognized its income tax provision using an income tax effective rate of 21% compared to an income tax effective rate of 26% for the six months ended June 30, 2008. The differences between these rates are primarily due to a decrease of non-deductible expenses and inflation effects for tax purposes of fixed assets, since the Company discontinues the recognition of inflation effects in the financial information.

9. CONTINGENCIES

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros ( insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra´s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation , (ii) insurance settlement, (iii) fires, (iv) accounting , and ( v ) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its finances. In the Company’s opinion; although the outcomes of these proceedings are uncertain, these should not have a material adverse affect on our financial position; results of operations or cash flows.

On July 16, 2006, Corporación Mexicana de Investigación en Materiales S.A. de C.V. (“COMIMSA”) held a public bid to select a provider of domestic and international long distance services. The Company participated in the bid, and on July 20, 2006, it was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the areas in which COMIMSA required such service, because the service areas had not been opened to pre-subscription by Comisión Federal de Telecomunicaciones (Cofetel) in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company violated the applicable law and imposed sanctions consisting of (i) a prohibition against participating in bids to offer telecommunication services to the Mexican federal administration for a period of three months and (ii) a fine of Ps 75 to be paid by the Company. At the beginning of 2007, Alestra filed an indirect writ of relief against this resolution by SFP, and in June 26, 2008 the court granted Alestra relief (“amparo”) in the form of declaring SFP´s sanctions without effect, on the grounds that the sanctions procedure by SFP was without basis and motivation. Although in August 2008, Alestra began a new amparo against SFP authority to reinitiate the procedure, on June 9, 2009, the Judge confirmed SFP faculties. In the next days, SFP could impose similar sanctions to Alestra including the possibility to prohibit Alestra to participate for three months in public bids to offer telecommunication services to the Mexican federal administration. Against this new potential sanctions, Alestra will try to dispute them, however the Company cannot assure it will dismiss them.

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008 and 2009 and had requested the intervention of Cofetel. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and is expected that the Company may reach an agreement in the near future.

In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on our financial results; however, as of the date of issuance of the financial statements the Company considers it has recognized sufficient provisions to address such contingencies.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

10. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two segments: long distance services (domestic and international); and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in our financial statements as of and for the year ended December 31, 2008. The information on the Company’s segments for the six months ended June 30, 2008 and 2009 is as follows:

Six months ended	Long distance		Data, Internet and Local services		Total
June 30, 2008
Revenues	Ps	852,589	Ps	1,416,273	Ps	2,268,862
Costs of services (excluding depreciation)		(494,110)		(365,102)		(859,212)

Gross profit	Ps	358,479	Ps	1,051,171		1,409,650

Operating expenses (including depreciation and amortization)						(1,143,999)

Operating income						265,651
Comprehensive financial result						(52,532)
Other expense, net						(641)

Income before income tax						212,478
Income tax						(54,612)

Net income					Ps	157,866

June 30, 2009
Revenues	Ps	749,077	Ps	1,623,868	Ps	2,372,945
Costs of services (excluding depreciation)		(506,530)		(388,907)		(895,437)

Gross profit	Ps	242,547	Ps	1,234,961		1,477,508

Operating expenses (including depreciation and amortization)						(1,170,053)

Operating income						307,455
Comprehensive financial result						(77,059)
Other income, net						644

Income before income tax						231,040
Income tax						(45,259)

Net income					Ps	185,781

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

11. SUBSEQUENT EVENTS

The Company’s 8% Senior Notes with the original aggregate principal amount of US $304 million are due and payable in June 2010 (see Note 6). The Company plans to refinance the 8% Senior Notes due June 2010 by redeeming these with the proceeds of a new debt offering prior to the 8% Senior Notes becoming due and payable.

12. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant aspects from U.S. GAAP. Beginning 2008, the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos as mentioned in Note 2. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

We adopted the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities); and

•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

In February 2008, the Financial Accounting Standards Board (the “FASB”) approved FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2), that permits companies to partially defer the effective date of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP FAS 157-2

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of FSP FAS 157-2, we have decided to defer the adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in our financial statements on a nonrecurring basis.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. Our fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

All fair value adjustments at December 31, 2008 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, we separate our financial instruments into three categories: derivative instruments, senior notes, and long-term debt. Fair values as of December 31, 2008 and June 30, 2009 were calculated as follows:

	Balances at December, 2008		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Derivative instruments	Ps	(489)	Ps	—	Ps	(489)	Ps	—
Senior notes (*)		2,701,067		—		2,701,067		—
Long-term debt (*)		471,494		—		471,494		—

Total	Ps	3,172,072	Ps	—	Ps	3,172,072	Ps	—

	Balances at June, 2009		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Embedded derivative	Ps	3,246	Ps	—	Ps	3,246	Ps	—
Senior notes (*)		2,389,451		—		2,389,451		—
Long-term debt (*)		601,422		—		601,422		—

Total	Ps	2,994,119	Ps	—	Ps	2,994,119	Ps	—

(*)	Long-term debt and senior notes are carried at amortized cost. See Note 8 “Financial Instruments” for fair value disclosures.

Derivatives and embedded derivatives are measured using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives were for foreign currency.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Fair value for senior notes and long-term debt are based on the present value of the cash flow discounted at interest rates based in readily observable market inputs. Fair values are classified as Level 2 in the fair value hierarchy.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments:

	Six months ended June 30,
	2008		2009
Reconciliation of net income:
Net income as reported under Mexican FRS	Ps	157,866	Ps	185,781

U.S. GAAP adjustments:
Difference in interest expense		113,078		112,212
Reversal of debt issuance costs, net of amortization		11,376		11,968
Fifth amendment effect on depreciation expense		(69,642)		(50,788)
Deferred income tax		—		(16,030)
Severance payments		1,077		1,506

Total U.S. GAAP adjustments		55,889		58,868

Net income under U.S. GAAP	Ps	213,755	Ps	244,649

	Six months ended June 30,
	2008		2009
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,759,520	Ps	2,403,113

U.S. GAAP adjustments:
Effect on total debt extinguishment		(437,686)		(212,396)
Effect on debt issuance costs		(45,344)		(22,067)
Fifth amendment effect on property and equipment		118,203		—
Deferred income tax		(82,121)		(60,289)
Pension and labor liabilities		(8,067)		(618)
Severance payments		(15,422)		(10,543)

Total U.S. GAAP adjustments		(470,437)		(305,913)

Total stockholders’ equity under U.S. GAAP	Ps	2,289,083	Ps	2,097,200

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2008		2009
Balance at beginning of period	Ps	2,075,328	Ps	1,852,062
Net income for the period		213,755		244,649
Decrease of the effect in capital of derivative financial instruments		—		489

Balance at end of period	Ps	2,289,083	Ps	2,097,200

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps. 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps. 9,193,330 and Ps. 1,340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of June 30, 2008 and 2009 is as follows:

	Six months ended June 30,
	2008		2009
Capital stock	Ps	12,355,568	Ps	12,355,568
Accumulated losses		(10,066,485)		(10,258,368)

Total stockholders’ equity under U.S. GAAP	Ps	2,289,083	Ps	2,097,200

The following table presents summarized statements of operation in adjusted nominal pesos, including all U.S. GAAP adjustments, for the six months ended June 30, 2008 and 2009:

	2008		2009
Net revenues	Ps	2,268,862	Ps	2,372,945
Cost of services (excluding depreciation)		(859,212)		(895,437)
Administration and selling and operating expenses		(776,634)		(743,554)
Depreciation and amortization		(435,930)		(476,703)

Operating income		197,086		257,251

Comprehensive financial result:
Interest income		12,226		5,442
Interest expense		(5,092)		(32,349)
Exchange gain, net		142,606		67,582
Effect of derivative financial instruments		(77,817)		(5,522)

		71,923		35,153

Debt issuance costs, net		—		11,968
Other (expenses) income, net		(642)		1,566

Net income before income tax		268,367		305,938
Income tax		(54,612)		(61,289)

Net income for the period	Ps	213,755	Ps	244,649

a)	Effects of the restructuring of the Old Senior Notes in 2003

The effects of the restructuring of the Company’s previously outstanding senior notes ( the “Old Senior Notes”) that took place in 2003 were recorded as follows:

•	A gain of Ps. 958,753 was recognized for the effect of the extinguishment of the Old Senior Notes;

•	A gain of Ps. 939,888 was recognized for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003;

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps. 129,299 was made and the capitalization of Ps. 158,160 for the debt issuance cost of the 8% Senior Notes due 2010 (see Note 5) (the “New Senior Notes”) amortized over the term of such Senior Notes; and

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican FRS, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

For U.S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the Old Senior Notes does not exceed the total future cash payments specified by the New Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged;

•

Debt issuance cost of Ps. 158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps. 129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes; and

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the New Senior Notes.

b)	Fifth amendment effect on property and equipment, net

From January 1, 1997 to December 31, 2007, the Company adopted the Fifth Amendment which established the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the nominal cost concept nor does it present financial information in a constant reporting currency. Since January 1, 2008 the Company presents financial information in adjusted nominal Pesos. Therefore, the U.S. GAAP adjustment represents the remaining depreciation of equipment relating to restatements for years up to December 31, 2007.

c)	Severance payments

Effective January 1, 2005, the Company adopted the provisions of MFRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps. 24,666 over the remaining expected employee service period and consequently, as of June 30, 2008 and 2009 has recognized a total liability and charge to earnings of Ps. 1,077 and Ps. 1,506. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred. With the revision of Bulletin D-3, effective January 1, 2008, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

d)	Impairment of assets

For U.S. GAAP purposes, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or fair value is required. The Company has not recognized any impairment loss.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

e)	Deferred Income Taxes

Under Mexican FRS, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases. In the United States, Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes,” requires recognition of deferred tax assets and liabilities associated with differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of U.S. GAAP adjustments, as of June 30, 2008 and 2009, are as follows:

			US GAAP
	Mexican FRS		Adjustments		June 30, 2008
Deferred income tax	Ps	(115,768)	Ps	(82,121)	Ps	(197,889)

			US GAAP
	Mexican FRS		Adjustments		June 30, 2009
Deferred income tax	Ps	129,946	Ps	(26,740)	Ps	103,206

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.

As of June 30, 2008 and 2009, this pronouncement had no effect on the Company’s overall financial position results.

f)	Pensions and labor liabilities

Due to the revision of Mexican FRS B-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in a not material net periodic pension expense in both periods presented under Mexican FRS.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This standard requires employers to recognize the underfunded or over funded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The adoption of this standard has created a difference in the pension and labor liabilities established under Mexican FRS.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

As of June 30, 2008 and 2009 the amounts corresponding to Accumulated Other Comprehensive Income are Ps(9,871) and Ps(13,757), respectively.

CASH FLOWS

On January 1, 2008, Mexican FRS B-2 became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements with prospective application. However, since Mexican FRS B-2 has been adopted prospectively, the Company has chosen to present the statement of cash flow under U.S. GAAP in order to provide consistency in disclosure.

The statement of cash flows prepared in accordance with Mexican FRS for the for the six months ended June 30, 2009 and 2008 presents substantially the same information as that required under U.S. GAAP as interpreted by SFAS No. 95, except for certain differences in presentation.

Presented below are the condensed consolidated statements of cash flow for the years ended June 30, 2008 and 2009 prepared, after considering the impact of U.S. GAAP adjustments.

	Six months ended June 30,
	2008		2009
OPERATING ACTIVITIES:
Cash flows provided by operating activities	Ps	474,412	Ps	660,807

INVESTING ACTIVITIES:
Purchases of property and equipment		(228,165)		(332,444)
Restricted cash		7,860		—
Purchase of other assets		(32,589)		(40,996)

Cash flows used in investing activities		(252,894)		(373,440)

FINANCING ACTIVITIES:
Bank loans and notes payables		—		201,630
Payments of bank loans, notes payable, capital leases and senior notes		(297,271)		(433,561)

Cash flows used in financing activities		(297,271)		(231,931)

Net effect of inflation on cash and cash equivalents		—		(12,570)

Decrease in cash and cash equivalents		(75,753)		42,866
Cash and cash equivalents, beginning of period		283,059		202,805

Cash and cash equivalents, end of period	Ps	207,306	Ps	245,671

NEW ACCOUNTING PRONOUNCEMENTS

Employers’ Disclosures about Postretirement Benefit Plan Assets FSP FAS 132(R)-1

In December 2008, the FASB issued FASB Staff Position (FSP) No. 132 (R)-1 “Employers disclosures about Postretirement Benefit Plan Assets” which amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

the provisions of this FSP is permitted. The technical amendment to Statement 132(R) is effective upon issuance of this FSP. Management does not believe that the implementation of this Statement will materially impact the Company’s consolidated financial statements.

Accounting for Transfers of Financing Transactions FSP FAS 140-3

In February 2008, the FASB issued FASB Staff Position FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement No. 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement No. 140. This FSP shall be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

Determination of the Useful Life of Intangible Assets FSP 142-3

In April 2008, the FASB issued FASB Staff Position FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends FASB Statement No. 142, “Goodwill and Other Intangible Assets,” to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. GAAP standards.

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

Subsequent Events FAS 165

The FASB issued FAS 165, Subsequent Events on May 28, 2009. FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

Accounting for Transfers of Financial Assets FAS 166

The FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (FAS 166), amending the guidance on transfers of financial assets in order to

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept; (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor; and (5) extensive new disclosures. Calendar year-end companies will have to apply FAS 166 to new transfers of financial assets occurring from January 1, 2010. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to FIN 46 (R) FAS 167

The FASB recently issued FAS 167 as an amendment to FIN 46(R). This guidance represents a significant change to the previous accounting rules and it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering and therefore the FIN 46(R) consolidation conclusions will need to be reassessed for all entities. In summary, the new standard:

•	Eliminates the scope exception for qualifying special-purpose entities

•	Eliminates the quantitative model for determining which party should consolidate and replaces it with a qualitative model focusing on decision-making for an entity’s significant economic activities

•	Requires a company to continually reassess whether it should consolidate an entity subject to FIN 46(R)

•	Requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring

•	Requires extensive new disclosures

FAS 167 is effective for company’s first reporting period beginning after November 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments FAS 115-2 and FAS 124-2

The FASB issued FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP 115-2 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. The FSP also contains additional disclosure requirements. It is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 if certain conditions are met. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

FSP No. FAS 107-1 and APB 28-1: Interim Disclosures about Fair Value of Financial Instruments

FSP 107-1 relates to fair value disclosures in public entity financial statements for financial instruments that are within the scope of FAS 107, Disclosures about Fair Value of Financial Instruments (FAS 107). This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis (rather than just annually). The quarterly disclosures are intended to provide financial statement users with more timely information about the effects of current market conditions on an entity’s financial instruments that are not otherwise reported at fair value. FSP 107-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted in certain circumstances for periods ending after March 15, 2009. FSP 107-1 must be applied prospectively, and retrospective application is not permitted. The adoption of this interpretation is not expected to have a material impact on the Company’s consolidated financial statements.

ITEM 4.	EXHIBIT A – AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and subsidiary (the “Company”), as of December 31, 2007 and 2008 and the consolidated statements of operations and changes in stockholders’ equity for the years ended December 31, 2006, 2007 and 2008; we also audited the consolidated statements of changes in the financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Alestra, S. de R. L. de C. V. and its subsidiary, as of December 31, 2007 and 2008 and its results of operations and changes in stockholders’ equity for each of the three years ended December 31, 2006, 2007 and 2008, and changes in the financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008 in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 18 to the consolidated financial statements.

As of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards (“Mexican FRS”) B-10 “Inflation Effects”, B-2 “Statement of Cash Flows” and D-3 “Employees Benefits”. The adoption of these standards and their prospective application are described in Note 2 to the consolidated financial statements.

As discussed in Note 19, the Company’s 8% Senior Notes with an original aggregate principal amount of US $304 million are due and payable in June 2010. The Company plans to refinance the 8% Senior Notes due 2010 by redeeming these with the proceeds of a new debt offering prior to the 8% Senior Notes becoming due and payable.

PricewaterhouseCoopers, S.C.

Alberto Cano Charles

Monterrey, Nuevo León, México

March 31, 2009, except for Note 19, which is as of July 24, 2009

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	December 31, 2007		December 31, 2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	283,059	Ps	202,805
Restricted cash (Note 8)		166,016		—
Trade receivables, net (Note 3)		471,858		516,173
Due from affiliates and other related parties (Note 4)		104,723		54,297
Other receivables		32,359		70,493
Prepaid expenses (Note 5)		26,153		22,694
Other current assets		4,404		1,923

Total current assets		1,088,572		868,385
Property and equipment, net (Note 6)		5,132,836		5,169,181
Deferred charges and other assets, net (Note 7)		307,586		303,845
Intangible asset derived from the actuarial computation of labor obligation (Note 2.n and 10)		15,113		—

Total assets	Ps	6,544,107	Ps	6,341,411

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	108,856	Ps	154,501
Other suppliers		246,295		354,809
Senior notes (Note 9)		267,427		363,142
Bank loans, notes payable and capital leases (Note 8)		182,440		287,120
Due to affiliates and other related parties (Note 4)		43,870		11,918
Other accounts payable and accrued expenses		363,353		317,225

Total current liabilities		1,212,241		1,488,715

LONG-TERM LIABILITIES:
Senior notes (Note 9)		2,314,039		2,337,925
Bank loans, notes payable and capital leases (Note 8)		210,433		186,202
Deferred income tax (Note 14)		85,630		6,020
Estimated liabilities for seniority premiums and pension plans (Note 10)		123,881		105,704

Total liabilities		3,946,224		4,124,566

STOCKHOLDERS’ EQUITY (Note 11):
Contributed stock		1,394,971		1,394,971
Retained earnings		1,202,913		821,873

Total majority interest		2,597,884		2,216,844
Total minority interest		(1)		1

Total stockholders’ equity		2,597,883		2,216,845

CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	6,544,107	Ps	6,341,411

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATION

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2006		2007		2008
REVENUES (Note 13)
Long distance services	Ps	2,189,357	Ps	2,414,649	Ps	1,722,487
Data, internet and local services		2,346,276		2,641,391		2,950,062

		4,535,633		5,056,040		4,672,549
OPERATING EXPENSES:
Cost of services (excluding depreciation - Note 13)
Long distance services		(1,120,439)		(1,459,930)		(1,041,532)
Data, internet and local services		(608,070)		(757,748)		(747,497)

		(1,728,509)		(2,217,678)		(1,789,029)
Administration, selling and other operating expenses		(1,536,129)		(1,513,334)		(1,551,709)
Depreciation and amortization		(1,084,016)		(870,137)		(756,687)

Operating income		186,979		454,891		575,124

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(428,973)		(314,231)		(294,575)
Interest income		52,094		30,243		29,099
Exchange loss		(48,904)		(2,165)		(615,195)
Gain/(loss) on derivative financial instruments		—		2,853		(63,179)
Gain from monetary position, net		133,287		103,780		—

		(292,496)		(179,520)		(943,850)

OTHER (EXPENSE) INCOME, NET		(15,245)		1,175		(50,072)

(Loss) gain before the following provisions for deferred income tax and asset tax		(120,762)		276,546		(418,798)
Asset tax (Note 14)		(2,888)		(2,880)		—
Income tax (Note 14)		—		—		(45,134)
Deferred income tax (Note 14)		—		(85,630)		79,610

Net (loss) income (Note 11)	Ps	(123,650)	Ps	188,036	Ps	(384,322)

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2006, 2007 and 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

					Accumulated (deficit) income
	Capital stock				Restatement Of Capital Stock		Effect on equity from labor obligation		Deficit from restatement from holding non monetary assets		Other effects		Retained Earnings		Majority Interest		Minority interest		Total Stockholders’ Equity
	Fixed		Variable
Balance at December 31, 2005	Ps	300	Ps	1,181,046	Ps	213,625	Ps	(2,960)	Ps	125,286			Ps	1,029,036	Ps	2,546,333	Ps	(593)	Ps	2,545,740
Changes in 2006:
Net loss														(123,551)		(123,551)		(99)		(123,650)
Additional minimum pension liabilities								(2,708)								(2,708)				(2,708)
Deficit from restatement										(27,581)						(27,581)		690		(26,891)

Comprehensive loss								(2,708)		(27,581)				(123,551)		(153,840)		591		(153,249)

Balance at December 31, 2006		300		1,181,046		213,625		(5,668)		97,705				905,485		2,392,493		(2)		2,392,491
Changes in 2007:
Net income														188,035		188,035		1		188,036
Additional minimum pension liabilities								593								593				593
Deficit from restatement										16,763						16,763				16,763

Comprehensive income								593		16,763				188,035		205,391		1		205,392

Balance at December 31, 2007		300		1,181,046		213,625		(5,075)		114,468				1,093,520		2,597,884		(1)		2,597,883
Changes in 2008:
Net loss														(384,322)		(384,322)		2		(384,322)
Transfer of result from holding non monetary assets to retained earnings										(114,468)				114,468		—				—
Elimination of additional minimum pension liabilities								5,075								5,075				5,075
Effect in capital of derivative financial instruments												(1,792)				(1,792)				(1,792)

Comprehensive loss								5,075		(114,468)		(1,792)		(269,854)		(381,039)		2		(381,038)

Balance at December 31, 2008	Ps	300	Ps	1,181,046	Ps	213,625	Ps	—	Ps	—	Ps	(1,792)	Ps	823,666	Ps	2,216,845	Ps	1	Ps	2,216,845

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	For the year ended December 31,
	2006		2007
OPERATING ACTIVITIES:
Consolidated net (loss) income	Ps	(123,650)	Ps	188,036
Adjustments to reconcile net loss to resources provided by operating activities:
Cost of labor obligations		17,212		38
Amortization of capitalized expenses from issuance of senior notes		34,288		26,038
Deferred income tax		—		85,630
Depreciation and amortization		1,084,015		870,137

		1,011,865		1,169,879
Changes in working capital:
Trade receivables, net		(23,753)		(66,019)
Due from affiliates and other related parties		122,496		14,316
Recoverable taxes and other receivables		(4,923)		3,977
Derivative financial instruments		—		(2,853)
Prepaid expenses		(1,645)		14,322
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers		(112,722)		26,281
Due to affiliates and other related parties		(61,156)		(214,046)
Other accounts payable and expenses accrued		134,653		51,609

Resources provided by operating activities		1,064,815		997,466

INVESTING ACTIVITIES:
Purchase of property and equipment		(401,110)		(546,954)
Deferred charges and other assets		(101,719)		(62,931)
Restricted cash		(137,397)		(5,491)

Resources used in investing activities		(640,226)		(615,376)

FINANCING ACTIVITIES:
Payments of senior notes		(1,196,588)		(629,277)
Bank loans, notes payable and capital leases, net		523,657		(215,104)

Resources used in financing activities		(672,931)		(844,381)

Decrease in cash and cash equivalents		(248,342)		(462,291)
Cash and cash equivalents, beginning of period		993,692		745,350

Cash and cash equivalents, end of period	Ps	745,350	Ps	283,059

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOW

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	For the year ended December 31, 2008
Operating activities
Loss before income tax	Ps	(418,798)
Items relating to investing activities:
Depreciation and amortization		756,687
Interest income		(29,099)
Loss on derivative financial instruments		63,179
Other		3,888
Items relating to financing activities:
Interest expense		294,575
Exchange loss		588,095
Other, net		7,596

Subtotal of investing and financing activities related items		1,266,123
Increase in accounts receivable and other current assets		33,310
Increase in suppliers, accounts payable and other current liabilities		113,205
Payments relating to settlement of derivative financial instruments		(58,775)
Income taxes paid		(50,573)
Other		(20,406)

Cash flow provided by operating activities		1,282,884

Investing activities
Interest income		28,810
Acquisition of property and equipment		(788,159)
Acquisition of deferred charges and other assets		(74,554)

Cash flow used in investing activities		(833,903)

Excess in cash to be applied in financing activities		448,981

Financing activities
Increase in bank loans and notes payable		414,762
Payment of senior notes		(482,400)
Interest expense		(261,742)
Payment of debt and bank loans		(392,972)

Cash flow provided by financing activities		(722,352)

Decrease in net cash and temporary investments		(273,371)
Adjustments to cash flow as a result of changes in exchange rates		27,101
Cash and temporary investments and restricted cash at beginning of year		449,075

Total cash and cash equivalents at end of year	Ps	202,805

Cash and temporary investments and restricted cash at beginning of year is integrated by:
Cash and temporary investments	Ps	283,059
Restricted cash	Ps	166,016

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of ALFA, S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007 AND 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa acquired 49.8% of the remaining equity interest in Onexa held by BBVA Bancomer. This acquisition increased Alfa’s participation in Onexa to 100%.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2008.

The Ministry of Communications has made various amendments to the Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico.

On November 30, 2005, the Company and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) and certain other agreements including: the Amended and Restated Service Mark License Agreement (the “Service Mark License Agreement”) and the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) and its bylaws.

The Service Mark License Agreement provided for the following:

•

Beginning November 30, 2005, the Company had an initial 18-month period (the “Initial Transition Period”) in which the Company covenanted to develop, acquire, license or position new service brands for its services.

•

At the end of the Initial Transition Period, in specific circumstances, the Company had an additional 18-month period (the “Extended Transition Period”) where the Company had limited use of the AT&T service brand.

•

24 months after the amendment date, the Company only used the AT&T service brand together with its new service brand, and could only use it for reference purposes and always with the prior approval from AT&T.

•

The Company was permitted to use the AT&T brand name until November 17, 2008. The Company is allowed to use the phrase AT&T Global Services, as a tag line below the Alestra brand, for the limited purpose of providing AT&T Global Services within on a nonexclusive basis until June 2010, provided that Alestra meets certain conditions.

•

The license agreement contains provisions allowing AT&T to terminate the license agreement at its sole discretion upon certain changes in the Company’s ownership, if the Company fails to abide by certain quality control standards, if the Company misuses the AT&T brand and in certain other circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were authorized for issuance on March 31, 2009, by the officers that sign these financial statements and related notes.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) which fairly state the financial position of the Company.

Beginning on January 1, 2008, the following Mexican FRS issued by the Mexican board of research and development of financial reporting standards (CINIF by its Spanish acronym), have been adopted by the Company for the preparation of these financial statements:

The new provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (the established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company is required to discontinue the recognition of the inflation effects in the financial information. Consequently, the figures of the financial statements at December 31, 2008 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

The yearly inflation percentages are indicated as follows:

	For the year ended December 31,
	2007	2008
Year inflation	3.76%	6.53%
Cumulative inflation in the last three years	11.56%	15.01%

On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements. This statement reports the cash inflows and cash outflows of the business, representing the resources provided or used during the year, determined by the indirect method; Mexican FRS B-2 must be applied prospectively. Therefore, the statements of changes in financial position for the years ended December 31, 2006 and 2007, which presented the changes in financial position for operating activities, financing and investing, are presented separately, as required by the Mexican FRS standard in effect in such years.

On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee Benefits” became effective. These standards require, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Until December 31, 2007, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees (see Note 10).

As of January 1, 2007, Alestra and its subsidiary adopted NIF B-3, which mainly establishes a new structure for the statement of income. The standard eliminates the presentation of extraordinary and special items on the statement of income, and modifies the general presentation and disclosure requirements of the statement of income. The adoption of this standard did not change management’s practice of grouping income and expenses by function, as this practice allows the reader to understand the different levels of profit. As such, operating income is shown as a separate line item, as this item represents one factor for the analysis of the financial information that Alestra and its subsidiary have historically presented on a regular basis. The adoption in 2007 of this standard did not represent a significant change in the presentation and structure of the statement of income in comparison with that presented for the year ended December 31, 2006. The adoption of the standard only required reclassifying the employees’ profit sharing and a special item to other income, in the amount of Ps 18,315 in December 2006.

The following is a summary of the most significant accounting policies followed by Alestra and its subsidiary, which have been applied on a consistent basis in the preparation of their financial information for the years presented, unless otherwise indicated:

a. Basis of presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency), denoted by the symbol “Ps”.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 98.00% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 2-g), allowance for doubtful accounts (see Note 3), deferred income tax provision (see Note 14) and employees’ benefits (see Note 10).

b. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term deposits and money market accounts, as cash equivalents.

c. Property and equipment, net

From January 1, 2008 onwards new acquisitions of property and equipment including those acquired under capital leases are stated at nominal cost; until December 31, 2007, property and equipment and related accumulated depreciation were stated at cost restated by applying factors derived from the National Consumer Price Index (“NCPI”) to the acquisition cost, except for equipment of foreign origin, for which value was restated by applying factors that reflect the inflation of the country of origin at the date of valuation and translating those amounts to pesos at the exchange rate prevailing at the end of 2007. Consequently, as of December 31, 2008, property and equipment are stated at adjusted nominal cost (see Note 6).

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Installation cost is capitalized and amortized during the estimated useful life of the line contracted by the client, which is estimated to be three years.

When assets are retired or otherwise disposed of, the historic adjusted cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

The Company leases telecommunications equipment with certain characteristics, for which the Company substantially assumes all the inherent benefits and risks of the ownership. Consequently, these are classified as capital leases; which are capitalized at the beginning of the leasing contract at the lower of the value of the leased property or the present value of the minimal payments. The financial costs derived from the financing granted by the leasing for the acquisition of such assets is recognized in the statement of income as they accrue (see Note 8).

Depreciation is calculated using the straight-line method over the useful lives of the assets as estimated by the Company, including those acquired under capital leases. These lives are consistent with the guidelines established by the Federal Telecommunications Commission (“Cofetel”). The estimated useful lives are as follows:

Years
Buildings	25
Telephone network	8 to 28
Billing and customer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

Property and equipment are subject to the recognition of impairment, as well as to its reversal, when required. As of December 31, 2007 and 2008, these assets show no signs of impairment.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the termination of the lease contract, whichever is shorter.

As of December 31, 2007 and 2008, no capitalization of the comprehensive financial result has been recognized because the Company did not identify any qualifying assets, as defined by Mexican FRS D-6 “Capitalization of Comprehensive Financing Result” (see Note 6).

d. Deferred charges and other assets, net

Intangible assets are recognized when the following characteristics exist: a) they can be identified, b) they provide future economic benefits, and c) when the company has control over such benefits.

At December 31, 2008, the intangible assets acquired or developed are expressed as follows:

i) acquisitions or developments subsequent to January 1, 2008, at their adjusted nominal cost, and ii) acquisitions or developments up to December 31, 2007 at their restated value determined through the application of their acquisition or development costs, factors derived from the NCPI up to December 31, 2007.

Pre-operating expenses consist of the incorporation and operating costs incurred from October 13, 1995 (the Company’s inception date) through roll-out completion, including wages, salaries and benefits, advertising and promotional expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization was calculated using the straight-line method over a term of ten years, which concluded in June 2007.

Internal use software costs are amortized over three to five years.

Deferred charges are subject to recognition of impairment, as well as to its reversal, when so required. At December 31, 2007 and 2008, these assets show no signs of impairment.

e. Comprehensive financial result (“CFR”)

The CFR is determined by grouping the following in the statement of income: the financial income and expense, exchange differences, the effect of derivative financial instruments and gain from monetary position.

Until December 31, 2007, it was necessary to calculate the gain or loss on monetary position, which represented the effect of inflation, as measured by the NCPI, on the Company’s monthly net monetary assets and liabilities during the year expressed in Mexican Pesos of the most recent balance sheet date. In accordance with the standards of Mexican FRS B-10, its recognition is not required from January 1, 2008 onwards.

f. Concessions

As previously mentioned in Note 1, on December 6, 1995, the Ministry of Communications awarded the Company, at no cost, a concession to install and operate a public telecommunications network for a 30-year period. That concession was subsequently amended in 2000, and currently permits the Company to render basic telephone services with national coverage, long-distance services, data transfer services, and other value-added services.

In accordance with Mexican FRS C-8 “Intangible Assets”, this concession was not accounted as an intangible asset for financial reporting purposes as it had no cost to the Company.

g. Revenue recognition

Income from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by a third party, respectively.

Revenues from international long distance services are based on the revenues obtained under bilateral agreements between the Company and the foreign long-distance service providers. The bilateral agreements determine both the fees to be paid by the Company to foreign long-distance service providers for the use of their telephone networks in long-distance interconnections billed in Mexico and for the fees to be received from foreign providers of services to the Company for the use of the telephone network of the foreign provider for the interconnection of calls billed outside of Mexico. Tariffs subject to these agreements are negotiated on an annual basis with each foreign provider and are reported to Cofetel, which regulations authorize each long-distance service provider to freely negotiate market prices.

The fees between Mexico and the United States are negotiated directly with AT&T.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

Revenues derived from data, internet and local services are recognized when services are provided.

h. Transactions in foreign currency and exchange differences

Monetary assets and liabilities denominated in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date, are charged or credited to CFR in the income statement (see Note 15).

i. Advertising

Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as received.

j. Income tax and flat rate business tax (see Note 14)

The income tax included in the consolidated statement of income represents the current and deferred tax for the year. The deferred income tax is recorded under the comprehensive asset – liability method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities expected to be realized in the future and their respective tax bases.

On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial Tasa Unica” or “IETU” for its name in Spanish). This law is effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and will apply along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, a 17% tax rate in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax. In accordance with the interpretation published by the CINIF last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue paying regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes as of December 31, 2007 (see Note 14).

k. Capital Stock

Capital stock, retained earnings, deficit from restatement from holding non-monetary assets and the effect in equity from labor obligations shown at December 31, 2007 are expressed at their restated historical cost, determined through the application to their originally determined values of factors derived from the NCPI. The changes in these accounts made during 2008 are expressed at nominal cost. The transfer to the retained earnings described in item l below, was stated at Mexican pesos with purchasing power at December 31, 2007.

l. Deficit from restatement from holding non monetary assets

As of December 31, 2007, the deficit from restatement from holding non-monetary assets is comprised primarily of the initial cumulative effects of initial monetary position and the gain or loss from withholding non-monetary assets stated in Mexican pesos as of the end of the period. Since it was not practical to identify the effects of the non-monetary assets leading to the deficit from restatement from holding non-monetary assets, in realized and non-realized concepts, the net amount of Ps114,468 was transferred to retained earnings, according to the provisions of Mexican FRS B-10.

m. Risk concentrations

Financial instruments (see Note 16) which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables from domestic operators.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibles of all receivables determined using the spindown method (see Note 3).

Approximately, 69.9%, 71.6% and 65.2% of the Company’s revenues related to international long distance services for the years ended December 31, 2006, 2007 and 2008, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company (see Note 4).

In order to service its customers, the Company must interconnect with and use the telephone network of Teléfonos de México, S. A. B. de C. V. (“Telmex”), the major provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates that the Company must pay Telmex are filed with Cofetel. For the years ended December 31, 2006, 2007 and 2008, interconnection costs amounted to Ps747,958, Ps1,098,144 and Ps781,411, respectively.

n. Estimated liability for labor benefits (see Note 10)

The seniority premium and health-care plans that the Company has established for its employees, as well as termination benefits other than from restructuring, are recognized as a cost of the years in which the services are rendered in accordance with actuarial studies carried out by independent actuaries through the projected unitary credit method.

Actuarial gains and losses arising from retirement benefits in excess of the greater of 10% of the value of the defined benefit obligation and the plan assets are amortized over the expected average remaining service lives of the employees expected to receive the benefits.

The net cost of the period of each employee benefit plan is recognized as an operating expense in the year it is accrued, which includes, among others, the amortization of the labor cost of the past services and the actuarial gains (losses) of the previous years (see Note 10).

Furthermore, the elimination of the additional minimum liability and the balancing entries of intangible assets and stockholders’ equity component recognized until December 31, 2007 amounted to Ps15,113, Ps20,188 and Ps5,075, respectively.

In addition to the employee benefit plans, since 2007, the Company has established a defined contribution plan through an investment fund. Contributions in 2007 and 2008 are recognized as an expense in those years, and amounted to Ps18,020 and Ps37,995, respectively.

In 2008, the Company completed a restructuring of its residential sector business. This restructuring was due to a decrease in sector income as well as a re-focus of its business strategy. As part of this restructuring, the Company reduced its total employees by 214 and recorded a severance expense of Ps 42,754. This effect is shown in the income statement as part of other (expenses) products, in accordance with Mexican FRS B-3. This severance expense is related to the long distance segment.

o. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the change in fair value on cash flow hedges and other items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. The amounts of the comprehensive income (loss) from 2006 and 2007 are expressed in Mexican pesos with purchasing power of December 31, 2007. Amounts in 2008 are expressed in adjusted nominal Mexican pesos.

p. Derivative financial instruments

The Company recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified in the statement of income when the hedged exposure is realized. The ineffective portion of the gain or loss is reported in the statement of income immediately. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in the statement of income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in the statement of income in the period of change.

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican peso and the U.S. dollar. The Company does not enter into derivatives contracts for speculative purposes.

q. Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use annually or earlier when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment assessment of investment in assets was performed for the values recognized under the equity method. As of December 31, 2007 and 2008, there were no impairment adjustments.

r. Deferred profit sharing

Starting January 1, 2008, the deferred Employees’ Profit Sharing (ESPS) recognition is based in the comprehensive asset-liabilities method (See Note 2.j.), as long as the payment or application by recovering these benefits to employees rendering future services is probable.

At December 31, 2007, the ESPS was only recognized by the non-recurring temporary differences arising from the reconciliation between the net income and the taxable income to calculate the ESPS and on which it was reasonably determined that would produce a benefit for the employee. See Note 14.

As of December 31, 2007 and 2008, the Company created a valuation reserve due to the uncertainty of the deferred assets to be realized in the future.

s. Segments (Note 13)

Mexican FRS B-5 “Financial Information by Segments”, requires the Company to analyze its organizational structure and its reporting system for the purpose of identifying segments. The Company has identified the following two business segments: Long Distance and Data, and Internet and Local services.

t. Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements to maintain consistency and comparability between periods presented.

u. Investment in associated Company

The investment in associated Companies is valued through the equity method. Under this method, the acquisition cost is modified by the percentage interest of any changes in the subsidiaries or associated Companies stockholders equity as well as the correspondent net income subsequent to the acquiring date.

v. New Financial Reporting Standards

During the last months of 2008, the Mexican Financial Reporting Standards Board (CINIF) issued the following Mexican FRS effective in January 1, 2009. It is considered that such Mexican FRS will not have a significant impact in the financial information to be presented by the Company.

NIF B-7 “Business acquisitions”. This NIF Establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the minority interest and other items that may arise in them, such as goodwill.

NIF B-8 “Consolidated and combined financial statements”. This NIF establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

NIF C-7 “Investments in associated companies and other permanent investments”. This NIF sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

NIF C-8 “Intangible assets”. This NIF sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

NIF D-8 “Share-based payments”. This NIF stipulates the standards for the recognition of share-based payments in the financial information. This Mexican FRS leaves the supplemental application in Mexico of the IFRS 2 Shared based payments issued by the CINIF without effect.

INIF 16 “Transference of category for financial instruments with trading purposes”. The object of this INIF is to establish the conditions that should be achieved to transfer a financial instrument from trading into available for sale or held to maturity categories, and its relative disclosures.

3. TRADE RECEIVABLES, NET

As of December 31, 2007 and 2008, trade receivables, net consist of the following:

	2007		2008
Trade receivables	Ps	527,557	Ps	599,631
Less: allowance for doubtful accounts		(55,699)		(83,458)

	Ps	471,858	Ps	516,173

For the years ended December 31, 2006, 2007 and 2008, the allowance for doubtful accounts is as follows:

	2006		2007		2008
Balance at beginning of year	Ps	(111,315)	Ps	(75,690)	Ps	(55,699)
Charge to income to increase the allowance for doubtful accounts		(33,562)		(31,304)		(27,526)
Write off of accounts applied to the allowance		65,243		48,703		—
Recovery of written off accounts		(392)		(151)		(233)
Restatement effect in constant Mexican Pesos of the balance at beginning of year		4,336		2,743		—

Balance at end of year	Ps	(75,690)	Ps	(55,699)	Ps	(83,458)

The Company determines the level of reserve for doubtful accounts based on an analysis of trade accounts receivable that could become uncollectible. This method groups the balances by days due by gradually applying a percentage of the reserve to each group, until reserving the total consumer trade accounts receivable due for more than 241 days and the total commercial trade accounts receivable due for more than 271 days.

4. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2007 and 2008, balances due from and due to affiliates and other related parties were as follows:

	2007		2008
Due from:
AT&T and affiliates	Ps	78,300	Ps	45,174
Alfa and related companies		26,423		9,123

	Ps	104,723	Ps	54,297

Due to:
AT&T and affiliates	Ps	38,318	Ps	10,757
Alfa and related companies		4,344		1,161
Gentium		1,208		—

	Ps	43,870	Ps	11,918

During 2006, 2007 and 2008, the main transactions carried out with affiliates and other related parties were as follows:

	2006		2007		2008
International long distance settlement revenue (a)	Ps	761,518	Ps	826,496	Ps	429,777
International long distance settlement cost (a)		263,987		227,502		170,977
Administrative services received (b)		49,979		69,266		63,427
Internet services costs (c)		32,617		42,350		53,540
Interest income (d)		1,744		—		386
Technical services expenses (e)		61		—		—

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and the Company, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 2-g.

(b)	The Company has entered into several administrative service agreements with Alfa and AT&T.

(c)	This amount corresponds to the cost of services received from affiliate of AT&T regarding the payment of Internet dial up services.

(d)	This amount corresponds to investment interest and loans with affiliated companies.

(e)	AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

Remunerations and benefits received by the main officials of the Company amounted to Ps31,797, which was comprised of the basic salary and benefits established by law and complemented by a variable compensation program governed basically based on the Company’s income and the market value of its shares. There is no agreement or program to involve employees in the capital of the Company.

The Company does not have any other significant operations with related parties or any conflicts of interest to disclose.

5. PREPAID EXPENSES

Prepaid expenses as of December 31, 2007 and 2008 consist primarily of prepaid expenses for systems maintenance, insurance, bonds and advertising time.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2007 and 2008, property and equipment net, consists of the following:

	2007		2008
Buildings	Ps	119,006	Ps	143,539
Furniture, fixtures and other		242,390		264,323
Hardware equipment		358,760		368,261
Transportation equipment		24,663		24,893
Telephone network		8,666,012		9,271,870
Billing and customer care software		524,141		524,141

		9,934,972		10,597,027
Accumulated depreciation and amortization		(5,177,021)		(5,829,521)

		4,757,951		4,767,506
Land		165,194		165,194
Constructions in progress		209,691		236,481

Total	Ps	5,132,836	Ps	5,169,181

Amortization of billing and customer care software charged to income amounted to Ps76,110, Ps69,435 and Ps68,113 for the years ended December 31, 2006, 2007 and 2008, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps730,023, Ps632,318 and Ps633,122 for the years ended December 31, 2006, 2007 and 2008, respectively.

During the year ended December 2006, the Company did a physical inventory count of its property and equipment, the result of which revealed that equipment amounting to Ps36,967 (US$3.8 million) net, should be adjusted due to its physical condition. Consequently, the Company wrote-off this equipment and charged the aforementioned amount to income (included in depreciation and amortization line) for the year.

As of December 31, 2007 and 2008, constructions in progress consist primarily of infrastructure investments to connect clients to the Company’s network, for which there are no loans to finance these projects.

As of December 31, 2007 and 2008, property and equipment include assets acquired under capital leases amounted Ps10,603 and Ps1,982, respectively (see Note 8).

7. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2007 and 2008, deferred charges and other assets consist of the following:

	2007		2008
Capitalized expenses derived from issuance of senior notes (a)	Ps	184,911	Ps	184,911
Frequency bands (b)		174,370		174,370
Software (c)		654,004		727,232
Investments in associated companies (d)		245		15,818
Other assets		70,303		67,066

		1,083,833		1,169,397
Accumulated amortization		(776,247)		(865,552)

Total deferred charges and other	Ps	307,586	Ps	303,845

Amortization charged to income was Ps312,171, Ps170,627 and Ps55,452 for the years ended, December 31, 2006, 2007 and 2008, respectively.

a. Debt issuance costs consists of the following:

	2007		2008
Fees and expenses to agents:
New senior notes (1) (see Note 9.A.)	Ps	184,911	Ps	184,911
Less: accumulated amortization		(120,640)		(148,822)

Total capitalized expenses	Ps	64,271	Ps	36,089

(1)	Fees and expenses incurred for the issuance of the new senior notes will be amortized over the term of the new senior notes.

Amortization charged to income for the years ended December 31, 2006, 2007 and 2008 amounted to Ps34,288, Ps26,038 and Ps28,182 respectively.

b. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998 and are amortized on a straight-line basis over the concession period. Frequency band amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to Ps8,718 and a net value of Ps92,974 and Ps84,261 for the years ended December 31, 2007 and 2008, respectively.

c. Software

Software costs consist of purchased software license for internal use. The amortization of software for the years ended December 31, 2006, 2007 and 2008 amounted to Ps25,384, Ps30,335 and Ps44,829, respectively.

	2007		2008
Software	Ps	654,004	Ps	727,232
Accumulated amortization		(527,860)		(577,434)

Total software	Ps	126,144	Ps	149,798

d. Investment in associate

In 2008, the Company acquired 50% of common shares of Conectividad Inalámbrica 7 GHz, S. de R.L.. This acquisition is valued using the equity method.

8. BANK LOANS, NOTES PAYABLE, FINANCIAL LEASING AND RESTRICTED CASH

As of December 31, 2007 and 2008, bank loans, notes payable and capital leases consist of the following:

	2007		2008
Bank loan obtained from Comerica Bank for an amount of US$15 million at an annual rate plus Libor of 1.75 points due in September 2009. (1)	Ps	—	Ps	203,075
Promissory notes to Cisco Systems Capital Corporation for an amount of US$13.3 million. As of December 31, 2008 amount due were US$3.2 million. (2)		—		166,335
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$7.8 million. As of December 31, 2008 amount due was US$3.2 million. (3)		—		102,084
Bank loan obtained from Deutsche Bank for an amount of US$50 million at an annual rate plus Libor of 1.65 points due in 2010. (4)		376,138		—
Capital lease contract with CSI Leasing México, S. de R. L for telecommunications equipment. As of December 31, 2007 and 2008 the amounts due were US$1.1 million and US$135 thousand, respectively. (5)		12,200		1,828
Capital lease contracts with The Capita Corporation de México, S. A. de C. V., for US$7.0 and US$2.8 million respectively for telecommunications equipment. As of December 31, 2007 and 2008 the amounts due were US$395 thousand and $0, respectively.		4,535		—

		392,873		473,322
Current portion of notes payable and capital leases		(182,440)		(287,120)

Long term debt	Ps	210,433	Ps	186,202

(1)	On August 6, the Company contracted a loan with Comerica Bank (“Comerica) for US$15 million bearing interest at 1 month LIBOR rate plus 1.75%. Interest payments are payable each month, with the principal due at maturity on September 10, 2009.

(2)	On September 7, 2008 a promissory note was signed to acquire new equipment with Cisco Systems Capital Corporation (“Cisco”), in the amount of US$6.3 million. This agreement is effective for 36 months with monthly payments of US$.19 million concluding on August 7, 2011, and the annual interest rate is 5.67%. Furthermore, on October 29, 2008, a second promissory note was signed in order to acquire goods with Cisco for an amount of US$7.0 million, the same as the other promissory note, with an annual interest rate of 5.67% effective for 36 months with monthly payments of US$.21 million with maturity in October 28, 2011.

(3)	On October 1, 2008 the company signed a promissory note with Hewlett Packard Operations de México, S. de R.L. de C.V. (“HP”), for the acquisition of goods for US$3.2 million, the payment will be made on a monthly basis in 48 installments of US$.075 million at an annual interest rate of 6.90%. On October 27, 2008, a second agreement was signed in the amount of US$4.6 million, for the acquisition of goods; it will be paid in 48 monthly and consecutive installments of US$.11 million at an annual interest rate of 7.082%.

(4)	On September 11, 2008 the loan with Deutsche Bank for US$23.4 million (that comprised capital, interest and penalties) was paid in advance by means of contracting a new loan with Comerica Bank and Company owned funds. This loan agreement included restrictions and commitments for the Company, such as restricted cash amounting to US$13.7 million (Ps166,016) for the year ended December 31, 2007.

(5)	The Company entered into a capital lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”) to acquire telecommunications and computer equipment which is denominated in U. S. dollars. At December 31, 2007 and 2008 it amounts to Ps12,200 (US$1,123) and Ps1,828 (US$135 thousand), respectively, and bears interest at a 7.9%. This capital lease is payable in 36 equal monthly payments of Ps1,001 (US$92) each, and matures in April 2009.

9. SENIOR NOTES

At December 31, 2007 and 2008, the senior notes consist of the following:

	2007		2008
A) New Senior Notes	Ps	2,581,466	Ps	2,701,067
Current portion of Senior Notes		(267,427)		(363,142)

Long-term Senior Notes	Ps	2,314,039	Ps	2,337,925

A) New Senior Notes

During November 2003, the Company restructured its outstanding senior notes (the “Old Senior Notes”). As a result of the restructuring of this debt, the Company extinguished, through debt and cash exchange offers, US$232.9 million and US$254.2 million of the debt bearing interest at rates of 12.125% and 12.625%, respectively, representing 85.5% of total Old Senior Notes. As part of the restructuring of its debt, the Company issued Ps4,008,509 (US$304 million) new senior notes (the “New Senior Notes”) with maturity in 2010 in exchange for Ps3,765,488 (US$287 million) of Old Senior Notes and paid Ps1,443,219 (US$110 million) as part of a cash offer to extinguish Ps2,624,033 (US$200 million) of Old Senior Notes. Additionally, the Company paid Ps197,439,422 (US$16,401,848) to holders of the Old Senior Notes, which did not accept the terms of debt restructuring of the Company, representing 14.5% value of the Old Senior Notes.

In a meeting held on October 26, 2006 the stockholders agreed to authorize the Company’s management to make investments of cash surplus in the New Senior Notes at current debt market prices.

As of December 31, 2007 and 2008, the nominal value of the bonds acquired by the Company amounts to Ps162,323 (US$14.9 million) and Ps191,905 (US$14.2 million), respectively.

Bonds acquired as of December 31, 2007 and 2008 are shown in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps12,344 and Ps9,501 as of December 31, 2007 and 2008 is shown net of the financial expense caption in the statement of income.

The main terms of the New Senior Notes are:

a.	The maturity date is June 30, 2010 with partial amortizations as described below. The New Senior Notes bear interest at an annual rate of 8.0%, payable semi-annually in cash in arrears, on June 30 and December 30, starting on December 30, 2003.

The following table shows the amortization of the principal of the New Senior Notes:

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
June 30, 2009	6.50%	63.50%
December 30, 2009	6.50%	57.00%
June 30, 2010	57.00%	—

b.	The notes may be paid in advance at the Company’s option, totally or partially, at any time for an amount equal to 101% of the outstanding principal amount owed.

c.	In the event of a change in the Company’s control structure, for example in the case of the change of partners owning the social parts of the Company and with certain exceptions, the holders of the New Senior Notes are entitled to demand that Alestra repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The notes contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of December 31, 2007 and 2008 and the date of issuance of these financial statements, the Company was in compliance with all required covenants.

B) Old Senior Notes

The Company paid the total Old Senior Notes payable at 2006 on May 15, 2006, in an amount of Ps424,483 (US$37.1 million). Further, on August 30, 2006, the Company paid in advance the Old Senior Notes with maturity in 2009 for an amount of Ps529,295 (US$45.9 million). The funds to pay these notes in advance are a result of the bank loan obtained from Deutsche Bank. Considering the advance redemption of Old Senior Notes due in 2009, the Company paid a premium in the amount of Ps11,681 (US$0.97 million). Additionally, the Company wrote off debt issuance expenses that had been capitalized due to the issuance of the Old Senior Notes for the amount of Ps6,634.

10. EMPLOYEES’ BENEFITS

The valuation of the liabilities for formal employee retirement plans covers all employees of the subsidiary Servicios Alestra, and is based primarily on their years of service, their present age and their remuneration at date of retirement. Since January 2005, compensation payable related to employment termination benefits for causes other than for restructuring is recognized as part of the Company’s labor liabilities.

The following is a summary of the principal consolidated financial data relative to these obligations:

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, From December 2007 onwards prior service cost (transition liability) is amortized over a maximum five-year period.

a.	Reconciliation between the initial and final balances of the defined benefit obligations (“OBD” by its Spanish acronym) present value for the period 2008:

	Pension Plan		Seniority Premium		Termination Benefits		Other retirement benefits		Total
Defined benefit obligation at January 1, 2008	Ps	84,170	Ps	1,149	Ps	29,415	Ps	1,401	Ps	116,135
More (less):
Labor cost of the current service		2,001		127		2,784		41		4,954
Financial cost		6,644		97		2,138		119		8,998
Actuarial losses (earnings) generated in the period		(18,143)		(133)		(2,373)		—		(20,649)
Reductions		(3,401)		—		—		(827)		(4,228)

Defined benefit obligation at December 31, 2008	Ps	71,271	Ps	1,240	Ps	31,963	Ps	734	Ps	105,208

b.	The value of accumulated benefit obligations as of December 31, 2008 amounted to Ps49,801.

c.	The reconciliation between the amount recognized in the balance sheet and the defined benefit obligation and the unrecognized amounts pending amortized is as follows:

	Pensions December 31,				Seniority Premium December 31,				Termination Benefits December 31,				Other retirement benefits December 31,				Total		Total
	2007		2008		2007		2008		2007		2008		2007		2008		2007		2008
Labor assets (liabilities):
Defined benefit obligation	Ps	84,170	Ps	71,271	Ps	1,149	Ps	1,240	Ps	29,415	Ps	31,963	Ps	1,401	Ps	734	Ps	116,135	Ps	105,208

Plan assets		—		—		—		—		—		—		—		—		—		—

Funded status		84,170		71,271		3,572		1,240		29,415		31,963		1,401		734		116,135		105,208
Less unrecognized amounts pending amortization:
Actuarial (gains) losses		(2,812)		3,968		(1,741)		(1,502)		(3,408)		—		(66)		—		(8,026)		2,465

Transition obligation		(10,488)		—		(217)		(173)		(15,113)		(12,090)		113		—		(25,705)		(12,263)
Net prior service (cost) benefit		22,573		10,791		—		—		—		—		(1,284)		(498)		21,289		10,294

Net projected liability	Ps	93,444	Ps	86,030	Ps	(809)	Ps	(436)	Ps	10,895	Ps	19,873	Ps	(164)	Ps	237	Ps	103,693	Ps	105,704

d.	Net periodic pension cost

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pensions Plan December 31,				Seniority Premium December 31,				Indemnities December 31,				Other retirement benefits December 31,				Total		Total
	2007		2008		2007		2008		2007		2008		2007		2008		2007		2008
Net cost of the period:
Labor cost of the current service	Ps	5,725	Ps	2,001	Ps	590	Ps	127	Ps	3,473	Ps	2,784	Ps	18	Ps	41	Ps	9,807	Ps	4,954

Financial cost		4,304		6,644		198		97		1,014		2,138		31		119		5,548		8,998

Plan assets expected yield
Expected yield of any reimbursement right recognized as an asset

Net actuarial earning or loss		—		—		114		144		127		5,710		—		—		241		5,854

Labor cost of past service		(113)		(779)		14		43		1,695		3,023		109		113		1,705		2,400
Reductions and settlements		373		(706)		34		—		10,150		—		6		(200)		10,563		(906)

Total	Ps	10,289	Ps	7,160	Ps	950	Ps	411	Ps	16,459	Ps	13,655	Ps	164	Ps	73	Ps	27,863	Ps	21,299

e.	Principal actuarial assumptions:

The principal actuarial assumptions used, expressed in absolute terms, as well as the discount rates, plan assets yield, salaries increases and changes in the indexes or other changes, referred at December 31, 2008, are as follows:

Concept	2007	2008
Discount Rates	8.50% annual nominal	9.15% annual nominal
Expected Return on Plan Assets	11.00% annual nominal	10.75% annual nominal
Rate of Salary Increase	4.50% annual nominal	5.25% annual nominal
Minimum Wage Increase Rate	3.50% annual nominal	4.25% annual nominal
Health Care Inflation Rate	6.50% annual nominal	7.35% annual nominal

f.	Variation effect in the trend rate assumed from health care costs:

The effect of a variation in one percent in the variation trend rate assumed concerning health care costs would have been as follows:

Concept	Effect +1		Effect -1
The cost of the current services and interest of the net medical services at retirement	Ps	20	Ps	29
The cumulative obligations by retirement benefits derived from health care costs;	Ps	612	Ps	888

11. STOCKHOLDERS’ EQUITY

As of December 31, 2008 the capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2007 and 2008, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with Article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

Alestra’s capital stock at December 31, 2006, 2007 and 2008, consists of the following:

Alfa, S. A. B. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—			“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

Net income (loss) for the year is subject to the decisions taken at the general stockholders’ meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20% of the fully paid capital stock amount.

The shareholder’s joint venture agreement provides that the shareholders, subject to their vote and to applicable provisions of the New Senior Notes (or any other indebtedness restricting ability to pay dividends), have agreed to declare annual distributions of fifty percent after tax net income, determined in accordance with

Mexican FRS. Notwithstanding the foregoing, Alestra will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of December 31, 2008, Alestra has not declared any dividends.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the year in which the dividends are paid and in the two following years.

12. CONTINGENCIES AND COMMITMENTS

a.	At December 31, 2008 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2008, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2009	Ps	97,252
2010		102,861
2011		106,296
2012		110,619
2013 onwards		489,496

	Ps	906,524

Rental expense was Ps81,804, Ps82,866 and Ps85,362 for the years ended December 31, 2006, 2007 and 2008, respectively.

b.	As of December 31, 2007 and 2008, the Company obtained performance bonds for Ps5,691 and Ps238,700 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c.	As of December 31, 2007 and 2008 the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network of US$12.6 million (Ps137,340) and US$10.5 million (Ps142,119) respectively.

d.	In August 2006, ABA Seguros S.A. de C.V. (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps. 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S.A. de C.V., under the theory of subrogation of rights. The Company filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay if Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, The Company does not believe it would have a substantial effect on The Company’s finances. In The Company’s opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on The Company’s financial position; results of operations or cash flows.

e.

On July 16, 2006, Corporación Mexicana de Investigación en Materials S.A. de C.V. (“COMIMSA”) held a public bid to select a provider of domestic and international long distance services. The Company participated in the bid, and on July 20, 2006, it was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the areas in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre-subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company violated the applicable law and imposed sanctions consisting of (i) a prohibition against participating in bids to offer telecommunication services to the Mexican federal administration for a period of three months and (ii) a fine of Ps75 thousand to be paid by the Company. At the beginning of 2007, Alestra filed an indirect writ of relief against this resolution by SFP, and in June 26, 2008 the court granted Alestra relief in the form of declaring SFP’s sanctions without effect, on the grounds that the sanctions procedure by SFP was without basis and motivation. This resulted in SFP reinitiating the procedure in August 2008 through a resolution, revised to address the court’s findings. In response to the new resolution of SFP, the Company filed a new writ of relief, and obtained provisional and definitive suspension of the resolution. The Company believes that SFP may appeal the suspension. In the event that the Company obtains the definitive suspension of the resolution, and while the court’s decision is pending, SFP may not invoke sanctions against the Company. In the Company’s opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on the Company’s financial position; results of operations or cash flows.

13. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance (domestic and international) and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization per segment.

Years ended	Long distance		Data, Internet and Local services		Total
2006
Revenues	Ps	2,189,357	Ps	2,346,276	Ps	4,535,633
Costs of services (excluding depreciation)		(1,120,439)		(608,070)		(1,728,509)

Gross profit	Ps	1,068,918	Ps	1,738,206		2,807,124

Operating expenses						(2,620,145)

Operating income						186,979
Comprehensive financial result						(292,496)
Other expense, net						(15,245)

Loss before provision for asset tax						(120,762)
Asset tax						(2,888)

Net loss					Ps	(123,650)

Years ended	Long distance		Data, Internet and Local services		Total
2007
Revenues	Ps	2,414,649	Ps	2,641,391	Ps	5,056,040
Costs of services (excluding depreciation)		(1,459,930)		(757,748)		(2,217,678)

Gross profit	Ps	954,719	Ps	1,883,643		2,838,362

Operating expenses						(2,383,471)

Operating income						454,891
Comprehensive financial result						(179,520)
Other income, net						1,175

Loss before provision for taxes						276,546
Asset tax						(2,880)
Deferred income tax						(85,630)

Net income					Ps	188,036

2008
Revenues	Ps	1,722,487	Ps	2,950,062	Ps	4,672,549
Costs of services (excluding depreciation)		(1,041,532)		(747,497)		(1,789,029)

Gross profit	Ps	680,955	Ps	2,202,565		2,883,520

Operating expenses						(2,308,396)

Operating income						575,124
Comprehensive financial result						(943,850)
Other expense, net						(50,072)

Loss before provision for taxes						(418,798)
Income tax						(45,134)
Deferred income tax						79,610

Net loss					Ps	(384,322)

The Company does not have assets outside of Mexico. For the years ended December 2006, 2007 and 2008, the revenues from international long distance services of the Company generated by AT&T, represented 69.9%, 71.6% and 65.2%, respectively (see Notes 2-m and 4).

14. INCOME TAX

The net (charge) credit to consolidated income for income tax was as follows:

	2007		2008
Current income tax	Ps	—	Ps	(45,134)
Deferred income tax		(85,630)		79,610

Total income tax provision	Ps	(85,630)	Ps	34,476

The reconciliation between the statutory and effective income tax rates is shown below:

	2006		2007		2008
(Loss) income before income tax	Ps	(120,762)	Ps	276,546	Ps	(418,799)
Income tax at statutory rate (29%, 28% and 28%, respectively)	Ps	35,021	Ps	(77,432)	Ps	117,263
Add (deduct) effect of income tax on:
CFR differences		(16,018)		(17,288)		26,131
Effect of valuation of tax losses and other permanent items		(19,003)		9,090		56,656

Total provision of income tax charged to income	Ps	—	Ps	(85,630)	Ps	34,476

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2007 and 2008, are as follows:

	2007		2008
Deferred tax asset:
Tax loss carryforwards	Ps	783,886	Ps	348,716
Allowance for doubtful accounts		307,743		268,947
Other assets, costs and provisions		266,246		285,986

		1,357,875		903,649
Reserve of tax loss carryforwards		(680,136)		(323,536)

Total deferred tax assets		677,739		580,113
Deferred tax liabilities:
Property and equipment, net		756,047		580,813
Prepaid expenses		7,322		5,320

Total deferred tax liabilities		763,369		586,133

Deferred income tax	Ps	(85,630)	Ps	(6,020)

As mentioned above, the Company determined that it will be subject to income tax rather than IETU. The projections assume the following: a) the Company will not exercise the option to apply the immediate deduction on investments as of 2009 and b) the Company will not amortize the tax loss carryforwards as of December 31, 2007 and 2008 in an amount of Ps 680,136 and Ps 323,536, respectively. Hence, a reserve has been created for this amount.

Listed in the following table are the tax loss carryforwards, restated in conformity with the official inflation indexes that could be amortized after eliminating those that will not be amortized due to the fiscal policy of the holding Company.

Year
2009	Ps	10,444
2010		11,384
2011		12,408
2012		13,525
2013		14,742
2014		16,069
2015		11,355

	Ps	89,927

15. FOREIGN CURRENCY POSITION

As of December 31, 2007 and 2008 monetary assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2007		2008
Assets	US$	31,135	US$	22,110
Short and long-term liabilities		(305,882)		(267,170)

Net short position	US$	(274,747)	US$	(245,060)

Non-monetary assets of foreign origin	US$	514,014	US$	517,160

The following is a consolidated summary of the main transactions in foreign currency:

	2006		2007		2008
Revenues	US$	135,160	US$	164,684	US$	137,366
Cost of services		(30,079)		(31,169)		(28,275)
Operating expenses		(21,863)		(28,181)		(26,054)
Interest expense		(33,805)		(27,057)		(22,616)
Interest income		3,403		2,884		1,247
Other income, net		2,220		383		—

Net gain	US$	55,036	US$	81,544	US$	61,668

The exchange rates at December 31, 2006, 2007 and 2008, were Ps10.8755, Ps10.8662 and Ps13.5383 per U.S. dollar, respectively, as published by Banco de México (the Mexican central bank).

At March 31, 2009, the date of issuance of the financial statements, the exchange rate was Ps14.3317 per U.S. dollar.

16. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the senior notes at December 31, 2007 and 2008 are as follows:

Years ended	Carrying amount		Fair value		Differences
2007
Bank loans and notes payable	Ps	376,138	Ps	390,959	Ps	(14,821)
Senior notes		2,581,466		2,738,289		(156,823)
Derivative instruments - asset		4,156		4,156		—

	Ps	2,961,760	Ps	3,133,404	Ps	(171,644)

2008
Bank loans and notes payable	Ps	471,494	Ps	439,127	Ps	32,367
Senior notes		2,701,067		2,339,618		361,449
Derivative instruments - liability		(489)		(489)		—

	Ps	3,172,072	Ps	2,778,256	Ps	393,816

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican Peso and the U.S. dollar. These contracts are used to hedge the exposure related to interconnection fees, denominated in U.S. dollars, paid to other carriers. The Company does not enter into derivatives contracts for speculative purposes.

On October 9, 2008, the Company contracted two derivative instruments to hedge January and February 2009 payments from AT&T (based on traffic minutes) for an original amount of US$4,225,000 for each month. This was the estimated amount to be settled with AT&T. Subsequently, AT&T confirmed a lesser amount than the payments originally planned; therefore the Company in order to compensate its balance relative to the sale of U.S. dollars, contracted two purchase agreements for US$3,600,000 for the month of December 2008 and US$2,650,000 for the months of January and February 2009 at the same dates and with similar exchange rates to those agreed. These contracts are being accounted for as cash flow hedges under Mexican FRS. As of December 31, 2008, the Company has recorded an unrealized loss of Ps1,792 in comprehensive income.

Derivative financial instrument positions in foreign currency held as of December 31, 2008 are summarized as follows:

Bank	Type	Currency	Notional	Type of financial instrument	Trade Date	Settlement Date	Exchange Rate
Merrill Lynch	Sell	USD	4,425,000	Forward	October 9, 2008	January 26, 2009	12.388
Merrill Lynch	Sell	USD	4,425,000	Forward	October 9, 2008	February 26, 2009	12.430
Merrill Lynch	Buy	MXN	32,836,150	Forward	October 13, 2008	January 26, 2009	12.391
Merrill Lynch	Buy	MXN	32,972,625	Forward	October 13, 2008	February 26, 2009	12.443

The effectiveness of financial derivative instruments classified as hedge instruments is assessed on a periodic basis. At December 31, 2008, the Company’s management had assessed the effectiveness of hedges and estimated that they are highly effective.

The Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction.

The Company has recorded a loss of Ps63,179 in the consolidated statement of operations related to hedge instruments that were settled during September 2008. The instruments held during the year related to the purchase of dollars to hedge its U.S. dollar denominated settlement payments to Telmex. As of December 31, 2008, all of these contracts have been settled and the results included in the consolidated statements of income.

18. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements as of December 31, 2006 and 2007 include the effects of inflation whereas financial statements prepared under U.S. GAAP are presented on a nominal cost basis. As of December 31, 2008, the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos as mentioned in Note 2. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS effective up to December 31, 2007 does not meet the consistent reporting currency requirements of Regulation S-X.

The reconciliation for the years ended December 31, 2006 and 2007 does not include the reversal of other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of inflation accounting effective up to December 31, 2007 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

Adoption of new accounting principles

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after

November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS No. 159 has not impacted the Company’s results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities)

•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The provisions of SFAS No. 157 were adopted by the Company on January 1, 2008 and do not have any effect on its overall financial position or results of operations. All fair value adjustments at December 31, 2008 represent assets or liabilities measured at fair value on a recurring basis. Fair values as of December 31, 2008 were calculated as follows:

	Balance at December 31, 2008		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Derivative instruments	Ps	(489)	Ps	—	Ps	(489)	Ps	—
Senior notes (*)		2,701,067		—		2,701,067		—
Long term debt (*)		471,494		—		471,494

Total	Ps	3,172,072	Ps	—	Ps	3,172,072	Ps	—

(*)	Long term debt and senior notes are carried at amortized cost. See Note 16 “Financial Instruments” for fair value disclosures.

Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives are for foreign currency.

Fair value for senior notes and long term debt are based on the present value of the cash flow discounted at interest rates based in readily observable market inputs. Fair values are classified as Level 2 in the fair value hierarchy.

In February 2008 the Financial Accounting Standards Board (FASB) approved FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP No. FAS 157-2), that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP No. FAS 157-2 does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer the adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	2006		2007		2008
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican FRS	Ps	(123,650)	Ps	188,036	Ps	(384,322)

U.S. GAAP adjustments:
a) Difference in interest expense		290,914		243,480		226,156
a) Reversal of debt issuance costs, net of amortization		22,688		22,688		22,688
b) Fifth amendment effect on depreciation expense		(141,428)		(139,899)		(137,821)
c) Reversal of pre-operating expense amortization		247,950		64,839		—
e) Deferred income tax		—		(82,121)		34,725
d) Severance payments		4,081		1,982		4,450
f) Pension and labor liabilities		—		—		7,026

Total U.S. GAAP adjustments		424,205		110,969		157,224

Net income under U.S. GAAP	Ps	300,555	Ps	299,005	Ps	(227,098)

	2007		2008
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,597,883	Ps	2,216,845

U.S. GAAP adjustments:
a) Effect on total debt of extinguishment		(550,765)		(324,608)
a) Effect on debt issuance costs		(56,721)		(34,032)
b) Fifth amendment effect on property and equipment		186,543		50,783
d) Severance payments		(16,500)		(12,050)
e) Deferred income tax		(82,121)		(44,259)
f) Pension and labor liabilities		(2,992)		(618)

Total U.S. GAAP adjustments		(522,556)		(364,784)

Total stockholders’ equity under U.S. GAAP	Ps	2,075,327	Ps	1,852,062

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2007		2008
Balance at beginning of period	Ps	1,779,314	Ps	2,075,327
Net income for the year		299,005		(227,098)
Impact of FAS 158 (1)		(2,992)		3,833

Balance at end of period	Ps	2,075,327	Ps	1,852,062

(1)	Amount not included in 2007 U.S. GAAP comprehensive financial income.

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps9, 193,330 and Ps1, 340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria are met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2007 and 2008 is as follows:

	2007		2008
Capital stock	Ps	12,355,567	Ps	12,355,567
Accumulated losses		(10,280,240)		(10,503,505)

Total stockholders’ equity under U.S. GAAP	Ps	2,075,327	Ps	1,852,062

The following table presents condensed balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2007 and 2008 and for the three years then ended:

	2007		2008
Cash and cash equivalents	Ps	283,059	Ps	202,805
Restricted cash		166,016		—
Trade receivables		471,858		516,173
Other current assets		167,639		149,407

Total current assets		1,088,572		868,385

Property and equipment, net		5,319,378		5,219,964
Deferred charges and other assets, net		392,248		257,763

Total assets	Ps	6,800,198	Ps	6,346,112

Total current liabilities including the current portion of senior notes	Ps	1,502,786	Ps	1,693,217
Senior notes		2,732,141		2,458,030
Bank loans and notes payable		210,433		186,202
Deferred income tax		164,614		50,279
Estimated liabilities for seniority premiums and pension plans		114,897		106,322

Total liabilities		4,724,871		4,494,050

STOCKHOLDERS’ EQUITY:
Contributed capital		12,355,567		12,355,567
(Accumulated losses) retained earnings		(10,280,240)		(10,503,505)

Total stockholders’ equity		2,075,327		1,852,062

	Ps	6,800,198	Ps	6,346,112

	2006		2007		2008
Net revenues	Ps	4,535,633	Ps	5,056,040	Ps	4,672,549
Cost of services (excluding depreciation presented separately below)		(1,728,509)		(2,217,678)		(1,789,029)
Administrative, selling and other operating expenses		(1,535,367)		(1,514,019)		(1,543,261)
Depreciation and amortization		(977,493)		(945,196)		(894,509)

Operating income		294,264		379,147		445,750

Comprehensive financial result:
Interest income		52,094		30,243		29,099
Interest expense		(138,059)		(70,751)		(68,419)
Exchange (loss) gain		(48,904)		688		(615,195)
Effect of derivative financial instruments		—		—		(63,179)
Gain from monetary position		133,287		103,780		—

		(1,582)		63,960		(717,694)
Loss on early extinguishment of all Senior Notes		(18,317)		—		—
Debt issuance costs, net		22,688		22,688		22,688
Other income (expense), net		4,808		3,841		(47,043)

Net income (loss) before deferred income tax and asset tax		303,443		469,636		(296,299)
Asset tax		(2,888)		(2,880)		—
Deferred income tax		—		(167,751)		114,335
Income Tax		—		—		(45,134)

Net income (loss)	Ps	300,555	Ps	299,005	Ps	(227,098)

a) Effects of the restructuring of the Old Senior Notes

As mentioned in Note 9, under Mexican FRS, the effects of the restructuring are recorded as follows:

•	A gain of Ps 958,753 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps 939,888 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps 129,299 and the capitalization of Ps158,160 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

For U.S. GAAP purposes, the debt restructuring of the old senior notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps 129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

b) Fifth Amendment effect on property and equipment, net

From January 1, 1997 to December 31, 2007, the Company adopted the Fifth Amendment which established the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the nominal cost concept nor does it present financial information in a constant reporting currency. As mentioned previously, since January 1, 2008 the Company presents financial information in adjusted nominal Pesos. Therefore, the US GAAP adjustment represents the remaining depreciation of equipment relating to restatements for years up to December 31, 2007.

c) Preoperating Expenses

Under Mexican FRS, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred. The amortization of pre-operating expenses has been concluded in 2007.

d) Severance payments

Effective January 1, 2005, the Company adopted the provisions of MFRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps24,666 over the remaining expected employee service period and consequently, as of December 31, 2006, 2007 and 2008 has recognized a total liability and charge to earnings of Ps 4,081, Ps 1,982 and Ps 4,450. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred. With the revision of Bulletin D-3, effective January 1, 2008, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

e) Deferred Income Taxes

Under Mexican FRS, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases. In the United States, Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes,” requires recognition of deferred tax assets and liabilities associated with differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, as of December 31, 2007 and 2008, are as follows:

	Mex GAAP		US GAAP Adjustments		2007
Deferred tax asset:
Tax loss carryforwards	Ps	783,886	Ps	—	Ps	783,886
Allowance for doubtful accounts		307,743		—		307,743
Costs and provisions		266,246		(33,543)		232,703

Total deferred tax assets	Ps	1,357,875	Ps	(33,543)	Ps	1,324,332

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	756,047	Ps	52,763	Ps	808,810
Prepaid expenses		7,322		(7,322)		—

Total deferred tax liabilities		763,369		45,441		808,810

Net deferred tax assets		594,506		(78,984)		515,522
Valuation allowance	Ps	(680,136)	Ps	—	Ps	(680,136)

Deferred income tax	Ps	(85,630)	Ps	(78,984)	Ps	(164,614)

	Mex GAAP		US GAAP Adjustments		2008
Deferred tax asset:
Tax loss carryforwards	Ps	348,716	Ps	—	Ps	348,716
Allowance for doubtful accounts		268,947		—		268,947
Costs and provisions		285,986		(33,869)		252,117

Total deferred tax assets	Ps	903,649	Ps	(33,869)	Ps	869,780

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	580,813	Ps	14,220	Ps	595,033
Prepaid expenses		5,320		(5,320)		—

Total deferred tax liabilities		586,133		(8,900)		595,033

Net deferred tax assets		317,516		(42,769)		274,747
Valuation allowance	Ps	(323,536)	Ps	—	Ps	(323,536)

Deferred income, net	Ps	(6,020)	Ps	(42,769)	Ps	(48,789)

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2007 and 2008, for the deferred assets that the Company considered were more likely than not to be realized in the future.

Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.

As of December 31, 2008 and 2007, this pronouncement had no effect on the Company’s overall financial position or results of operations.

f) Pensions and labor liabilities

Due to the revision of Mexican FRS B-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in net periodic pension expense under Mexican FRS and has created a difference of Ps 7,026 as of December 31, 2008.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This standard requires employers to recognize the underfunded or over funded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The adoption of this standard has created a difference in the pension and labor liabilities established under Mexican FRS.

The effect of the adoption of this standard on the Company as of December 31, 2007 is shown as follows:

	Before Application of SFAS 158		Adjustments		After Application of SFAS 158
Consolidated Balance Sheet Data
Total assets	Ps	6,800,198	Ps	—	Ps	6,800,198
Deferred Income Taxes		165,545		(931)		164,614
Pension Plan and Seniority Premiums		111,571		3,326		114,897
Other liabilities		4,445,360		—		4,445,360

Total liabilities		4,722,476		2,395		4,724,871
Total stockholders’ equity		2,077,722		(2,395)		2,075,327

Total liabilities and shareholders’ equity	Ps	6,800,198	Ps	—	Ps	6,800,198

Amount Recognized in Accumulated OCI (net of tax)

	2007		2008
Net transition obligation	Ps	7,626	Ps	7,257
Prior service cost		(16,255)		(15,245)
Net loss		(1,242)		(5,769)

Total	Ps	(9,871)	Ps	(13,757)

Accumulated Other Comprehensive Income Rollforward

(net of tax)	2007		2008
AOCI at beginning of year	Ps	—	Ps	(9,871)
Occurring during the year:
Net transition obligation		7,626		—
Prior Service Cost		(16,255)		—
Net Loss (gain)		(1,242)		(4,490)
Amounts amortized during the year:
Net transition obligation		—		(369)
Prior Service Cost		—		1,010
Net loss (gain)		—		(37)

AOCI at the end of the year	Ps	(9,871)	Ps	(13,757)

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums and Pension Benefits

	2007		2008
Benefit obligation at beginning of year	Ps	111,696	Ps	85,319
Service cost		6,553		2,129
Interest cost		4,672		6,776
Actuarial loss (gain)		(12,559)		(7,099)
Benefits paid		(25,043)		(14,613)

Benefit obligations at end of year	Ps	85,319	Ps	72,512

Post-retirement benefit

	2007		2008
Benefit obligation at beginning of year	Ps	26,047	Ps	29,415
Service cost		3,603		2,784
Interest cost		1,052		2,161
Actuarial loss		—		2,278
Benefits paid		(1,287)		(4,675)

Benefit obligation at end of year	Ps	29,415	Ps	31,963

Minority interest

Under Mexican FRS minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Impairment of assets

For US GAAP purposes, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or fair value is required. The Company has not recognized any impairment loss.

Capitalization of comprehensive financing result

Mexican FRS permits the capitalization of comprehensive financing result, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on qualifying assets under construction. As mentioned in Note 2, the Mexican economy is not an inflationary environment as of 2008; therefore capitalization of the comprehensive financing result, in such year, does not consider any gains or losses from monetary position.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing result on deferred expenses.

CASH FLOWS

The statements of changes in financial position were presented for the years ended December 31, 2007 and 2006, as mentioned in Note 2. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

On January 1, 2008, Mexican FRS B-2 became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements with prospective application. However since Mexican FRS B-2 has been adopted prospectively, The Company has chosen to present the statement of cash flow under US GAAP in order to provide consistency in disclosure.

The statement of cash flows prepared in accordance with Mexican FRS for the year ending December 31, 2008 presents substantially the same information as that required under US GAAP as interpreted by SFAS No. 95, except for certain differences in presentation.

Presented below are statements of cash flows for the years ended December 31, 2006, 2007 and 2008 prepared, after considering the impact of U.S. GAAP adjustments.

	2006		2007		2008
OPERATING ACTIVITIES:
Net income (loss)	Ps	300,557	Ps	299,005	Ps	(227,098)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(196,264)		(155,360)		—
Exchange loss		48,904		30,243		615,195
Depreciation and amortization		1,011,781		919,158		894,508
Allowance for doubtful accounts		33,954		(17,399)		27,758
Difference in interest expense		(290,914)		(243,480)		(226,156)
Deferred income tax		—		167,751		(69,201)
Changes in operating assets and liabilities:
Current assets		28,212		(16,440)		33,310
Current liabilities and other provisions		70,185		(144,593)		28,737

Cash flows provided by operating activities		1,006,418		838,885		1,077,053

INVESTING ACTIVITIES:
Purchases of property and equipment		(451,469)		(520,628)		(788,159)
Restricted cash (1)		(138,297)		(11,307)		166,016
Purchase of other assets		(179,145)		(41,145)		(74,554)

Cash flows used in investing		(768,911)		(573,080)		(696,697)

FINANCING ACTIVITIES:
Bank loans and notes payable		697,031		(111,019)		414,762
Payments of bank loans, notes payable, capital leases and senior notes		(1,144,172)		(590,071)		(875,372)

Cash flows used in financing activities		(447,141)		(701,090)		(460,610)
Net effect of inflation on cash and cash equivalents		(38,708)		(27,006)		—

Decrease in cash and cash equivalents		(248,342)		(462,291)		(80,254)
Cash and cash equivalents, beginning of period		993,692		745,350		283,059

Cash and cash equivalents, end of period	Ps	745,350	Ps	283,059	Ps	202,805
Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	13,717	Ps	—	Ps	—

Interest and taxes paid:
Interest paid	Ps	383,969	Ps	281,017	Ps	261,742

Income taxes paid	Ps	1,777	Ps	2,819	Ps	50,573

(1)	During 2007 restricted cash amounts were reclassified from financing activities to investment activities.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2008 the FASB approved FASB Staff Position (FSP) No. FAS 132(R)-1, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (FSP No. FAS 132(R)-1), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently analyzing the effect that this statement will have on its financial position and results of operations.

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” — an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods beginning after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company has adopted this pronouncement on January 1, 2009.

The adoption of this statement will cause some changes to our Company’s presentation of financial results and our statement of position. However, these changes are not expected to be of a material nature.

In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company has adopted this pronouncement on January 1, 2009 to be applied in any future business combination.

19. Subsequent Events

The Company’s 8% Senior Notes with the original aggregate principal amount of US$ 304 million are due and payable in June 2010 (see Note 9). The Company plans to refinance the 8% Senior Notes due June 2010 by redeeming these with the proceeds of a new debt offering prior to the 8% Senior Notes becoming due and payable.

Signatures

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ BERNARDO GARCÍA
Bernardo García
Chief Financial and Administrative Officer

Date: July 24, 2009